UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number 001-41800

Arm Holdings plc

110 Fulbourn Road Cambridge CB1 9NJ United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Quarterly report for the three and nine months ended December 31, 2025.

Incorporation by Reference

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 of Arm Holdings plc (File Nos. 333-274544 and 333-287614), including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report on Form 6-K is filed with the U.S. Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

Background and Certain Defined Terms

In this Report, unless otherwise specified, “the Company,” “Arm,” “we,” “our” and “us” refer to Arm Holdings plc and its wholly owned subsidiaries, as the context may require.

The term “Annual Report” refers to Arm’s annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on May 28, 2025.

Forward-Looking Statements
The following discussion and analysis of our financial condition, results of operations and notes to the unaudited condensed consolidated financial statements included herein contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. There are many factors that could cause or contribute to such differences, including, but not limited to, any of the following: Arm's dependence on the semiconductor and electronics industries and the demand for the products of its customers; Arm's dependence on the compatibility of its products with the manufacturing and design processes of its customers; Arm’s development of compute subsystems, chiplets, or complete System-on-a-Chip (SoC) solutions as well as other more integrated compute products; Arm's reliance on third parties to market and sell chips and end products incorporating its products, as well as add value to its licensed products; Arm's dependence on a limited number of customers for a significant portion of its revenue; the loss of any of Arm's senior management personnel or one or more key employees or Arm's inability to attract and retain qualified personnel; Arm's ability to adequately fund its research and development efforts; risks related to the availability of development tools, systems software, electronic design automation tools and operating systems compatible with its architecture; Arm's ability to protect its proprietary products and its brand, and the costs of protecting such intellectual property rights, particularly as a result of litigation; Arm's ability to verify royalty amounts owed to it under its licensing agreements; risks related to foreign exchange fluctuations; changes in Arm's effective tax rate; risks associated with organic growth or growth from strategic investments or acquisitions Arm makes, and the risk of failing to effectively manage its growth; risks associated with the slow development of the market for Arm's connectivity, device and data management platform; the possibility of cyberattacks, breaches of Arm's security controls and unauthorized access to its data or a customer’s data; Arm's ability to satisfy data protection, security, privacy or other government- and industry-specific requirements; risks associated with the interests of SoftBank Group Corp., Arm's controlling shareholder, conflicting with the interests of other holders of Arm's ordinary shares and American depositary shares; and effects of global general economic conditions, political factors, war or hostility, pandemics and other events outside of Arm's control. Refer to “Item 3. Key Information—D. Risk Factors” in our Annual Report for additional risks and uncertainties that may cause Arm’s actual results, levels of activity, performance or achievements to be materially different from the information express or implied by forward-looking statements included herein.
This Report on Form 6-K (this “Quarterly Report”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact could be deemed forward-looking statements, including without limitation, statements relating to our future operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue,” “ongoing” or similar words or phrases, or the negative of these words or phrases. The inclusion of forward-looking statements in this Quarterly Report, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved or that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements included in this Quarterly Report are based on management’s current beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such factors are difficult to predict, represent uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement in this Quarterly Report speaks only as of the date on which this Quarterly Report is furnished, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which this Quarterly Report is furnished except as required by applicable law. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.

Arm Holdings plc
Condensed Consolidated Income Statements
(in millions, except per share amounts)
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2025	2024	2025	2024
Revenue:
Revenue from external customers	$904	$698	$2,342	$2,165
Revenue from related parties	338	285	1,088	601
Total revenue	1,242	983	3,430	2,766
Cost of sales	(30)	(28)	(89)	(93)
Gross profit (loss)	1,212	955	3,341	2,673

Operating expenses:
Research and development	(737)	(533)	(2,078)	(1,525)
Selling, general and administrative	(284)	(247)	(795)	(727)
Disposal, restructuring and other operating expenses, net	(6)	—	(6)	—
Total operating expense	(1,027)	(780)	(2,879)	(2,252)
Operating income (loss)	185	175	462	421
Income (loss) from equity investments, net	6	39	(6)	53
Interest income, net	29	28	83	89
Other non-operating income (loss), net	8	26	137	13
Income (loss) before income taxes	228	268	676	576
Income tax benefit (expense)	(5)	(16)	(85)	6
Net income (loss)	$223	$252	$591	$582

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.21	$0.24	$0.56	$0.56
Diluted	$0.21	$0.24	$0.55	$0.55

Weighted average ordinary shares outstanding
Basic	1,062	1,052	1,060	1,049
Diluted	1,069	1,064	1,068	1,062
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Statements of Comprehensive Income
(in millions)
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2025	2024	2025	2024
Net income (loss)	$223	$252	$591	$582
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1)	(40)	18	(16)
Net change of the effective portion of designated cash flow hedges	(3)	(25)	(1)	(10)
Total comprehensive income (loss)	$219	$187	$608	$556
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	December 31, 2025	March 31, 2025
Assets:
Current assets:
Cash and cash equivalents	$2,807	$2,085
Short-term investments	735	740
Accounts receivable, net (including receivables from related parties of $248 and $279 as of December 31, 2025 and March 31, 2025, respectively)	984	1,107
Contract assets (including contract assets from related parties of $499 and $152 as of December 31, 2025 and March 31, 2025, respectively)	848	642
Prepaid expenses and other current assets	362	256
Total current assets	5,736	4,830
Non-current assets:
Property and equipment, net	732	354
Operating lease right-of-use assets	381	320
Finance lease right-of-use assets	76	40
Equity investments (including investments held under fair value option of $157 and $300 as of December 31, 2025 and March 31, 2025, respectively)	369	565
Goodwill	1,625	1,620
Intangible assets, net	240	151
Deferred tax assets	439	401
Non-current portion of contract assets	278	346
Other non-current assets	300	305
Total non-current assets	4,440	4,102
Total assets	$10,176	$8,932
Liabilities:
Current liabilities:
Accrued compensation and benefits	$147	$140
Tax liabilities	97	124
Contract liabilities (including contract liabilities from related parties of $91 and $105 as of December 31, 2025 and March 31, 2025, respectively)	331	209
Operating lease liabilities	40	30
Other current liabilities (including payables to related parties of $10 and $11 as of December 31, 2025 and March 31, 2025, respectively)	442	426
Total current liabilities	1,057	929
Non-current liabilities:
Non-current portion of accrued compensation	30	26
Deferred tax liabilities	6	41
Non-current portion of contract liabilities	720	702
Non-current portion of operating lease liabilities	397	316
Other non-current liabilities	168	79
Total non-current liabilities	1,321	1,164
Total liabilities	2,378	2,093
Commitments and contingencies (Note 13)

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	December 31, 2025	March 31, 2025
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,097 shares authorized and 1,062 shares issued and outstanding as of December 31, 2025; and 1,088 shares authorized and 1,057 shares issued and outstanding as of March 31, 2025	2	2
Additional paid-in capital	3,273	2,922
Accumulated other comprehensive income (loss)	389	372
Retained earnings	4,134	3,543
Total shareholders’ equity	7,798	6,839
Total liabilities and shareholders’ equity	$10,176	$8,932
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Statements of Shareholders’ Equity
(in millions)
(Unaudited)

	Three Months Ended December 31, 2025
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of September 30, 2025	1,061	$2	$3,101	$393	$3,911	$7,407
Net income (loss)	—	—	—	—	223	223
Other comprehensive income (loss), net of tax	—	—	—	(4)	—	(4)
Share-based compensation cost	—	—	285	—	—	285
Issuance of vested shares from share-based payment arrangements	2	—	—	—	—	—
Tax withholding on vested shares from share-based payment arrangements	(1)	—	(113)	—	—	(113)
Balance as of December 31, 2025	1,062	$2	$3,273	$389	$4,134	$7,798

	Three Months Ended December 31, 2024
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of September 30, 2024	1,051	$2	$2,519	$410	$3,081	$6,012
Net income (loss)	—	—	—	—	252	252
Other comprehensive income (loss), net of tax	—	—	—	(65)	—	(65)
Share-based compensation cost	—	—	227	—	—	227
Issuance of vested shares from share-based payment arrangements	3	—	—	—	—	—
Tax withholding on vested shares from share-based payment arrangements	—	—	(7)	—	—	(7)
Balance as of December 31, 2024	1,054	$2	$2,739	$345	$3,333	$6,419

Arm Holdings plc
Condensed Consolidated Statements of Shareholders’ Equity
(in millions)
(Unaudited)

	Nine Months Ended December 31, 2025
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of March 31, 2025	1,057	$2	$2,922	$372	$3,543	$6,839
Net income (loss)	—	—	—	—	591	591
Other comprehensive income (loss), net of tax	—	—	—	17	—	17
Share-based compensation cost	—	—	791	—	—	791
Issuance of vested shares from share-based payment arrangements	9	—	—	—	—	—
Issuance of ordinary shares under Employee Stock Purchase Plan	—	—	35	—	—	35
Tax withholding on vested shares from share-based payment arrangements	(4)	—	(475)	—	—	(475)
Balance as of December 31, 2025	1,062	$2	$3,273	$389	$4,134	$7,798

	Nine Months Ended December 31, 2024
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of March 31, 2024	1,040	$2	$2,171	$371	$2,751	$5,295
Net income (loss)	—	—	—	—	582	582
Other comprehensive income (loss), net of tax	—	—	—	(26)	—	(26)
Share-based compensation cost	—	—	627	—	—	627
Issuance of vested shares from share-based payment arrangements	14	—	—	—	—	—
Tax withholding on vested shares from share-based payment arrangements	—	—	(59)	—	—	(59)
Balance as of December 31, 2024	1,054	$2	$2,739	$345	$3,333	$6,419
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Nine Months Ended December 31,
	2025	2024
Cash flows provided by (used for) operating activities:
Net income (loss)	$591	$582
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	178	134
Deferred income taxes	(55)	(4)
(Income) loss from equity investments, net	6	(53)
Share-based compensation cost	791	627
Operating lease expense	42	28
Gain on business divestiture	(131)	—
Other non-cash operating activities, net	(25)	—
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	123	(159)
Contract assets, net (including contract assets from related parties)	(138)	(207)
Prepaid expenses and other assets	(85)	(82)
Accrued compensation and benefits	14	(182)
Contract liabilities (including contract liabilities from related parties)	140	11
Tax liabilities	(64)	(106)
Operating lease liabilities	(33)	(28)
Other liabilities (including payables to related parties)	(90)	(422)
Net cash provided by (used for) operating activities	$1,264	$139

Cash flows provided by (used for) investing activities
Purchases of short-term investments	(730)	(355)
Proceeds from maturity of short-term investments	735	720
Purchases of equity investments	(9)	(52)
Purchases of intangible assets	(14)	(16)
Proceeds from business divestiture	127	—
Proceeds from settlement of loans, including convertible loans	56	—
Proceeds from sale or liquidation of equity investments	194	—
Purchases of property and equipment	(471)	(145)
Other investing activities, net, including investments in convertible loans	(12)	1
Net cash provided by (used for) investing activities	$(124)	$153

Cash flows provided by (used for) financing activities
Payments of intangible asset obligations	(49)	(42)
Proceeds from Employee Stock Purchase Plan	35	—
Other financing activities, net	(23)	(21)
Payments of withholding tax on vested shares	(406)	(112)
Net cash provided by (used for) financing activities	$(443)	$(175)

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Nine Months Ended December 31,
	2025	2024

Effect of foreign exchange rate changes on cash and cash equivalents	25	(4)
Net increase (decrease) in cash and cash equivalents	722	113
Cash and cash equivalents at the beginning of the period	2,085	1,923
Cash and cash equivalents at the end of the period	$2,807	$2,036

Non-cash investing and financing activities:
Non-cash additions in property and equipment	$21	$33
Non-cash additions in finance lease right-of-use assets	$56	$33
Non-cash additions in intangible assets	$138	$57
Non-cash additions in operating lease right-of-use assets	$91	$65
Non-cash additions in operating lease liabilities	$100	$64
Non-cash withholding tax on vested shares	$78	$6
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1 - Description of Business and Summary of Significant Accounting Policies
Description of Business
Arm Holdings plc and its wholly owned subsidiaries (the “Company” and also referred to as “we,” “our” or “us”) is a global leader in the semiconductor industry. The Company’s principal operations and activities are the licensing, marketing, research and development of central processing unit (“CPU”) design intellectual property (“IP”), graphics processors, system IP, market optimized platform IP, and associated software, tools and other related services.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial information. Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the information included in the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the fiscal year ended March 31, 2025, in our Annual Report.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, which are necessary for the fair statement of the unaudited condensed consolidated balance sheets, income statements, statements of comprehensive income, shareholders’ equity and cash flows for these interim periods. The results for the interim periods are not necessarily indicative of results for the full fiscal year.
Reclassification of Presentation in Condensed Consolidated Balance Sheets
Finance lease right-of-use assets that were previously included in property and equipment, net have been reclassified to finance lease right-of-use assets on the condensed consolidated balance sheets. Finance lease liabilities continue to be included in other current liabilities and other non-current liabilities on the condensed consolidated balance sheets.
Principles of Consolidation
The accompanying financial statements include the accounts of the Company, its wholly owned subsidiaries and the Arm Employee Benefit Trust (the “EBT”). All intercompany balances and transactions have been eliminated in consolidation.
The financial statements consolidate all of the Company’s affiliates, and the entities where the Company holds a controlling financial interest, because the Company holds a majority voting interest. The Company reevaluates whether there is a controlling financial interest in all entities when rights and interests change.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates include, but are not limited to, revenue recognition, allowance for expected credit losses, income taxes, share-based compensation, impairment considerations for long-lived assets, fair value estimates and impairment for investments. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable. Actual results could differ materially from the Company’s estimates.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Recently issued accounting pronouncements not yet adopted
Income Taxes (Topic 740) Improvements to Income Tax Disclosures: In December 2023, the FASB issued ASU 2023-09, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU will result in additional required disclosures being included in our consolidated financial statements and the Company is currently evaluating the impact of the adoption in the annual financial statements for the fiscal year ending March 31, 2026.
Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses: In November 2024, the FASB issued ASU 2024-03, which requires incremental disclosures to disaggregate income statement expense items. In January 2025, the FASB issued ASU No. 2025-01, Clarifying the Effective Date, which revised the effective date of ASU No. 2024-03 for interim periods. ASU 2024-03 and ASU 2025-01 are effective for the Company’s fiscal year ending March 31, 2028, and interim periods within our fiscal years beginning after April 1, 2028. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2024-03 and ASU 2025-01 on its consolidated financial statements and disclosures.
Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses for Accounts Receivable and Contract Assets: In July 2025, the FASB issued ASU 2025-05, which provides a practical expedient to measure credit losses on current accounts receivable and current contract assets under Accounting Standards Codification 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. ASU 2025-05 is effective for the Company’s fiscal year ending March 31, 2027, and interim periods in the same annual reporting period. Early adoption is permitted. The Company does not believe the adoption of ASU 2025-05 will have a material impact on its financial statements and disclosures. The Company will adopt this standard for the fiscal year beginning April 1, 2026.

Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40) – Targeted Improvements to the Accounting for Internal-Use Software: In September 2025, the FASB issued ASU 2025-06, which amends certain aspects of the accounting for and disclosure of software costs under Accounting Standards Codification 350-40, Internal-Use Software. ASU 2025-06, which can be applied prospectively, retrospectively, or with a modified transition approach, is effective for the Company’s fiscal year ending March 31, 2029, and interim periods in the same annual reporting period. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-06 on its consolidated financial statements.

Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606) – Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract: In September 2025, the FASB issued ASU 2025-07, which refines the scope for derivatives to clarify which contracts are subject to derivative accounting and clarifies share-based noncash consideration from a customer in a revenue contract. ASU 2025-07, which can be applied prospectively or with a modified transition approach, is effective for the Company’s fiscal year ending March 31, 2028, and interim periods in the same annual reporting period. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-07 on its consolidated financial statements.

Derivatives and Hedging (Topic 815) – Hedge Accounting Improvements: In November 2025, the FASB issued ASU 2025-09, which refines hedge accounting to more closely align an entity’s financial reporting with the economics of risk management activities, including expanded eligibility to hedge groups of forecasted transactions, introduces a new model for “choose-your-rate” debt instruments, and certain changes that avoid automatic redesignation when the hedged risk is revised if effectiveness is maintained. ASU 2025-09, which has to be applied prospectively for all hedging relationships, is effective for the Company’s fiscal year ending March 31, 2028, and interim periods in the same annual reporting period. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-09 on its consolidated financial statements.

Government Grants (Topic 832) – Accounting for Government Grants Received by Business Entities: In December 2025, the FASB issued ASU 2025-10, which establishes the accounting and presentation guidance for government grants received by business entities. ASU 2025-10, which can be applied modified prospectively, modified retrospectively, or retrospectively, is effective for the Company’s fiscal year ending March 31, 2030, and interim periods in the same annual reporting period. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-10 on its consolidated financial statements.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Interim Reporting (Topic 270) – Narrow-Scope Improvements: In December 2025, the FASB issued ASU 2025-11, which clarifies when ASC 270 applies and adds a comprehensive list of interim disclosure requirements pulled from other Codification topics. The ASU 2025-11 also introduces a disclosure principle requiring entities to disclose events since the last annual period that have a material impact, and specifies the form and content of condensed interim financial statements. ASU 2025-11, which can be applied prospectively or retrospectively to any or all prior periods presented, is effective for the Company’s fiscal year ending March 31, 2029, and interim periods in the same annual reporting period. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-11 on its consolidated financial statements.

2 - Balance Sheet Components
Certain balance sheet components are as follows:
Prepaid expenses and other current assets consist of:

	As of
(in millions)	December 31, 2025	March 31, 2025
Research and development tax credit receivables	$97	$103
Prepayments	183	107
Other receivables	82	46
Total prepaid expenses and other current assets	$362	$256
Accrued compensation and benefits consist of:

	As of
(in millions)	December 31, 2025	March 31, 2025
Accrued bonus, commissions, and cash awards	$17	$24
Accrued vacation and sabbatical	100	99
Accrued salaries and fringe benefits	3	12
Employee Stock Purchase Plan liability	27	5
Total accrued compensation and benefits	$147	$140
Other current liabilities consist of:

	As of
(in millions)	December 31, 2025	March 31, 2025
Employee related payroll taxes and payables (1)	$138	$200
Accrued expenses and fees	115	99
Electronic design automation liabilities	80	47
Trade payables (including payables to related parties of $10 and $11 as of December 31, 2025 and March 31, 2025, respectively)	78	63
Customer deposits	7	7
Finance lease liabilities	24	10
Total other current liabilities	$442	$426
(1)     Employee related payroll taxes and payables are primarily related to vested restricted share units (“RSUs”) during the three months ended December 31, 2025 and March 31, 2025, respectively, which will be or were, as applicable, paid in the subsequent quarter.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Other non-current liabilities consist of:

	As of
(in millions)	December 31, 2025	March 31, 2025
Electronic design automation liabilities	$112	$40
Other non-current liabilities	56	39
Total other non-current liabilities	$168	$79
3 - Revenue
Revenue Recognition
Revenue for the Company’s major product offerings consists of the following:
License and Other Revenue
•Intellectual property license — The Company generally licenses IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of specified IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Where arrangements include royalty buydowns or upfront minimum royalty commitments, the Company treats them as fixed contract consideration. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of the license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of specified IP, excluding when-and-if-available minor updates over the support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the timing of the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligation. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.
Certain subscription license agreements include unspecified future IPs that are provided on a when-and-if-available basis, representing a stand-ready obligation. The contract consideration allocated to the stand-ready obligation is recognized on a ratable basis over the term of the contract, commencing upon the later of the effective date of the agreement and the transfer of the initial available IP license.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and the customer can begin to use and benefit from the license.
•Professional services — Services (such as training, professional and design services) that the Company provides, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services is recognized over time using an input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, the Company has an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use. In certain arrangements, the Company also provides customers with professional and design services, as a stand-ready obligation, that are recognized on a ratable basis over the term of the contract.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
Royalty Revenue
For most IP license agreements, royalties are collected on products that incorporate the Company’s IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on the Company’s technology that it contains. This estimation process for the royalty revenue accrual is based on a combination of methodologies, including the use of historical sales trends and macroeconomic factors for predictive analysis, the analysis of customer royalty reports and their sales trends and forecasts, as well as data and forecasts from third-party industry research providers. Data considered includes revenue, unit shipments, average selling price, product mix, market share and market penetration. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual, including royalty audit resolutions.
Disaggregation of Revenue
A summary of the Company’s disaggregated revenue is as follows:

	Three Months Ended December 31,
	External Customers		Related Parties		Total
(in millions)	2025	2024	2025	2024	2025	2024
License and Other Revenue(1)	$288	$223	$217	$180	$505	$403
Royalty Revenue	616	475	121	105	737	580
	$904	$698	$338	$285	$1,242	$983
(1)    Includes over-time revenue of $294 million and $135 million, and point-in-time revenue of $211 million and $268 million, for the three months ended December 31, 2025 and 2024, respectively.

	Nine Months Ended December 31,
	External Customers		Related Parties		Total
(in millions)	2025	2024	2025	2024	2025	2024
License and Other Revenue (1)	$765	$904	$723	$301	$1,488	$1,205
Royalty Revenue	1,577	1,261	365	300	1,942	1,561
	$2,342	$2,165	$1,088	$601	$3,430	$2,766
(1)    Includes over-time revenue of $788 million and $331 million, and point-in-time revenue of $700 million and $874 million, for the nine months ended December 31, 2025 and 2024, respectively.
Revenue by geographic region is allocated to individual countries based on the principal headquarters of the customers. The geographical locations are not necessarily indicative of the country in which the customer sells products containing the

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Company’s technology IP. The following table summarizes information pertaining to revenue from customers based on the principal headquarters address by geographic regions:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2025	2024	2025	2024
United States	$428	$305	$1,184	$1,155
PRC (1)	161	243	620	564
Japan	233	86	593	200
Taiwan	185	169	506	439
Republic of Korea	132	99	283	238
Other countries	103	81	244	170
Total	$1,242	$983	$3,430	$2,766
(1)    “PRC” means the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macau Special Administrative Region, but excluding Taiwan.
Receivables
A summary of the components of accounts receivable, net is as follows:

	As of
(in millions)	December 31, 2025	March 31, 2025
Accounts receivable	$1,003	$1,127
Allowance for current expected credit losses	(19)	(20)
Total accounts receivable, net	$984	$1,107
A summary of the movement in the allowance for current expected credit losses is as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2025	2024	2025	2024
Beginning balance	$19	$19	$20	$3
Additional (reversal of) provision	—	1	(1)	17
Ending balance	$19	$20	$19	$20
Contract Assets
The timing of revenue recognition may differ from the timing of invoicing to customers. When revenue recognized exceeds the amount billed or billable to the customer, the Company records a contract asset. Contract assets are transferred to accounts receivable when the right to invoice becomes unconditional. Contract assets increased by $952.7 million and $1,121.7 million due to the timing of billings to customers, which fell into subsequent periods, as of December 31, 2025 and March 31, 2025, respectively, offset by $814.7 million and $709.8 million of contract assets transferred to accounts receivable, as of December 31, 2025 and March 31, 2025, respectively. The balance and activity for loss allowances related to contract assets was immaterial for the periods presented.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Contract Liabilities
A reconciliation of the movement in contract liabilities is as follows:

	As of
(in millions)	December 31, 2025	March 31, 2025
Beginning balance April 1,	$911	$915
Customer prepayment and billing in advance of performance	406	371
Revenue recognized in the period that was included in the contract liability balance at the beginning of the period	(123)	(131)
Revenue recognized in the period that was included in the contract liability balance during the period	(143)	(244)
Ending balance	$1,051	$911
Satisfied Performance Obligations
For the three months ended December 31, 2025 and 2024, revenue recognized from previously satisfied performance obligations in prior reporting periods was $738.2 million and $619.1 million, respectively. For the nine months ended December 31, 2025 and 2024, revenue recognized from previously satisfied performance obligations in prior reporting periods was $1,946.0 million and $1,571.6 million, respectively. These amounts primarily represent royalties earned during the period.
Remaining Performance Obligations
Remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.
The Company has elected to exclude potential future royalty receipts from the disclosure of remaining performance obligations. In certain arrangements, the Company’s right to consideration may not correspond directly with the performance of obligations.
In the absence of sufficient information, where the timing of satisfaction of the remaining performance obligations is dependent on a customer’s action, the transaction price allocated to such performance obligation is included in the more than 2 years category unless the contract or option expiration aligns with an earlier period or category.
As of December 31, 2025, the aggregate transaction price allocated to remaining performance obligations was $2,148.3 million.
The Company expects to recognize approximately 31% of the remaining performance obligations as revenue over the next 12 months, 19% over the subsequent 13-to 24-month period, and the remainder thereafter.
4 - Acquisitions and Divestitures
Divestitures
On August 26, 2025, the Company completed the sale of its Artisan foundation IP business, consisting of standard cell libraries, memory compilers, and general-purpose I/Os to Cadence Design Systems, Inc. (“Cadence”) pursuant to the terms of the definitive agreement entered into in April 2025. For the three and six months ended September 30, 2025, the Company recognized pre-tax gain on business divestiture of $131.0 million in other non-operating income (loss), net in the Condensed Consolidated Income Statements. This transaction did not meet the criteria for presentation as discontinued operations as it does not represent a strategic shift that has a major effect on the Company's operations or financial results. In connection with the sale, the Company entered into a transition services agreement pursuant to which the Company and

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Cadence are providing certain transition support services to each other for a period of up to 18 months following completion of the sale. The estimated amounts of the transition services are not expected to be material.
Acquisitions
In October 2025, the Company entered into a definitive agreement to acquire all of the outstanding equity interests of DreamBig Semiconductor, Inc. (“DreamBig”) for approximately $265.0 million in cash, subject to purchase price adjustments. The addition of DreamBig’s advanced networking capabilities, technology, and engineering expertise is expected to enhance the Company’s portfolio and help it deliver more complete solutions. The transaction is expected to close by the end of the first quarter of the fiscal year ending March 31, 2027, subject to customary closing conditions, including the receipt of regulatory approvals.
5 - Equity Investments
A summary of the components of equity investments is as follows:

	As of
(in millions)	December 31, 2025	March 31, 2025
Equity method investments under fair value option	$157	$300
Equity investments in publicly listed companies	70	98
Equity method investments under equity method	18	16
Non-marketable equity securities	124	151
Total equity investments	$369	$565
Income (loss) from equity investments, net is as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2025	2024	2025	2024
Equity investments in publicly listed companies	$(24)	$43	$(32)	$72
Equity method investments (1)	9	(5)	4	(17)
Non-marketable equity securities (includes NAV)	21	1	22	(2)
Total income (loss) from equity investments, net	$6	$39	$(6)	$53
(1)Includes equity method investments where the Company elected the fair value option, including those under the net asset value (“NAV”) practical expedient, along with investments accounted for under the equity method.
Equity method investments under fair value option
The Company elected the fair value option to account for certain equity method investments in Acetone Limited and Ampere Computing Holdings LLC (“Ampere”). See discussion below, along with Note 8 - Fair Value, for further information.
The Company holds equity method investments in funds accounted for under the fair value option that apply the NAV practical expedient. The estimated fair values of the Company’s equity securities at fair value that qualify for the NAV practical expedient were provided by the funds based on the indicated market values of the underlying assets or investment portfolios. As of December 31, 2025 and March 31, 2025, the carrying value of equity method investments under the fair value option measured at NAV was $95.2 million and $100.3 million, respectively.
For the three months ended December 31, 2025 and 2024, the Company recognized gains and (losses) from changes in fair value of $2.9 million and $(0.2) million, respectively, for equity method investments accounted for under the NAV practical expedient. For the nine months ended December 31, 2025 and 2024, the Company recognized losses from

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
changes in fair value of $2.6 million and $3.0 million, respectively, for equity method investments accounted for under the NAV practical expedient. Changes in fair value are recorded through income (loss) from equity investments, net in the Condensed Consolidated Income Statements.
Acetone Limited
As of December 31, 2025 and March 31, 2025, the carrying value of the Company’s equity method investment in Acetone Limited was $61.5 million and $56.5 million, respectively. For the three and nine months ended December 31, 2025, the Company recognized fair value gains of $5.0 million for its investment in Acetone Limited in income (loss) from equity investments, net in the Condensed Consolidated Income Statements. For the three and nine months ended December 31, 2024, the Company recognized fair value losses of $4.0 million and $13.0 million, respectively, for its investment in Acetone Limited in income (loss) from equity investments, net in the Condensed Consolidated Income Statements.
Ampere
On March 19, 2025, SoftBank Group Corp. (“SoftBank Group”) announced that it entered into an agreement to acquire all of the outstanding equity interests of Ampere. The transaction closed in November 2025. In December 2025, the Company, as a minority shareholder of Ampere, received $143.4 million in gross proceeds for its equity interest in Ampere and $39.3 million from the settlement of the convertible promissory note with Ampere.
As of March 31, 2025, the carrying value of the Company’s equity method investment in Ampere was $143.4 million. As of December 31, 2025, the Company’s equity method investment in Ampere was no longer outstanding as a result of SoftBank Group’s acquisition of all of the outstanding equity interests of Ampere. For the three and nine months ended December 31, 2025 and 2024, the Company did not recognize any fair value gains or losses with respect to its equity method investment in Ampere.
As of December 31, 2025, the Company had no outstanding balance related to the convertible promissory note with Ampere. As of March 31, 2025, the outstanding balance of the convertible promissory note with Ampere was $33.8 million, which is included in other non-current assets on the Condensed Consolidated Balance Sheets.
Equity investments in publicly listed companies
As of December 31, 2025 and March 31, 2025, the carrying value of the Company’s equity investments in publicly listed companies was $69.9 million and $97.9 million, respectively. For the three months ended December 31, 2025 and 2024, the Company recognized fair value gains and (losses) with respect to its equity investments in publicly listed companies of $(24.0) million and $43.0 million, respectively, in income (loss) from equity investments, net in the Condensed Consolidated Income Statements. For the nine months ended December 31, 2025 and 2024, the Company recognized fair value gains and (losses) with respect to its equity investments in publicly listed companies of $(31.8) million and $71.9 million, respectively, in income (loss) from equity investments, net in the Condensed Consolidated Income Statements.
Non-marketable Equity Securities
Non-marketable securities are those for which the Company does not have significant influence or control. These represent either direct or indirect, through a capital fund, investments in unlisted early-stage development enterprises which are generating value for shareholders through research and development activities. The Company holds equity interests in certain funds which are accounted for under the NAV practical expedient. As of December 31, 2025 and March 31, 2025, the carrying value of assets measured at NAV was $19.1 million and $15.7 million, respectively. For the three months ended December 31, 2025 and 2024, the Company recognized gains of $2.5 million and $0.5 million, respectively, from changes in fair value for non-marketable securities accounted for under the NAV practical expedient. For the nine months ended December 31, 2025 and 2024, the Company recognized gains and (losses) of $3.5 million and $(1.1) million, respectively, from changes in fair value for non-marketable securities accounted for under the NAV practical expedient.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
As of December 31, 2025 and March 31, 2025, the carrying value of the Company’s preference shares of Kigen (UK) Limited (“Kigen”), an entity indirectly partially owned by SoftBank Vision Fund L.P., was $16.4 million and $15.0 million, respectively. During the nine months ended December 31, 2025, the Company invested another $1.4 million in cash in exchange for preference shares of Kigen. The preference shares are convertible into common shares of Kigen and are entitled to full dividends, distribution and voting rights. The Company does not have significant influence or control over Kigen and elected to apply the measurement alternative for this investment.
The Company elected to apply the measurement alternative to all other non-marketable equity securities. Under the measurement alternative, these equity securities are recorded at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes in orderly transactions.
The components of gains and (losses), which primarily include realized and unrealized gains and losses on non-marketable securities inclusive of those measured under the NAV practical expedient, are as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2025	2024	2025	2024
Observable price adjustments on non-marketable equity securities (includes NAV)	$21	$1	$22	$(1)
Impairment of non-marketable equity securities	—	—	—	(1)
Total income (loss) from equity investments in non-marketable securities, net	$21	$1	$22	$(2)
Arduino SA (“Arduino”) was an investment in which the Company had significant influence. The Company no longer has significant influence in Arduino in connection with its acquisition by a third party. Therefore, Arduino is no longer considered a related party. In December 2025, the Company received $50.5 million in liquidation proceeds from Arduino.
All equity method investments held by the Company are considered long-term to enable ecosystem growth and are classified as non-current assets. For the three months ended December 31, 2025 and 2024, the Company recognized $1.6 million and $5.2 million, respectively, in dividends from equity investments measured using the NAV practical expedient. For the nine months ended December 31, 2025 and 2024, the Company recognized $5.2 million and $6.3 million, respectively, in dividends from equity investments measured using the NAV practical expedient. The total amount of financial commitments to existing investees of the Company not provided for in the condensed consolidated financial statements was $27.0 million and $28.1 million as of December 31, 2025 and March 31, 2025, respectively.
6 - Financial Instruments
Loans and Other Receivables
Loans and other receivables carried at amortized cost, included in other non-current assets on the Condensed Consolidated Balance Sheets, is as follows:

	As of
(in millions)	December 31, 2025	March 31, 2025
Loans and other receivables carried at amortized cost
Loans receivable	$13	$27
Other receivables	10	11
Allowance for current expected credit losses	(3)	(20)
Loans and other receivables carried at amortized cost, net	$20	$18

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The allowance for current expected credit losses reflects the Company’s best estimate of expected credit losses of the receivables portfolio determined on the basis of historical experience, current information, and forecasts of future economic conditions.
Loans receivable
As of March 31, 2025, the Company had a loan receivable of $16.6 million from Arduino, previously a related party, that was fully reserved for under the current expected credit loss reserve. During the nine months ended December 31, 2025, the Company recognized a reversal for the current expected credit loss reserve with respect to its loan receivable from Arduino of $16.8 million in selling, general, and administrative expenses in the Condensed Consolidated Income Statements. In October 2025, the Company received $16.9 million for the full repayment of the loan receivable from Arduino in connection with Arduino’s acquisition by a third party.
As of December 31, 2025 and March 31, 2025, the Company had a four-year loan of $3.2 million issued to Cerfe Labs, Inc, a related party, that was fully reserved for under the current expected credit loss reserve for the periods presented.
The remaining loans receivables balance as of December 31, 2025 and March 31, 2025 was $9.4 million and $7.1 million, respectively.
Other receivables
As of December 31, 2025 and March 31, 2025, balances included in other receivables pertain to lease deposits and other receivables.
Convertible Loans Receivable
In December 2021, the Company acquired a $29.0 million principal balance convertible loan in Ampere, which was included in prepaid expenses and other current assets on the Condensed Consolidated Balance Sheets. The Company elected the fair value option to measure this convertible loan receivable for which changes in fair value are recorded in other non-operating income (loss), net in the Condensed Consolidated Income Statements. In December 2025, the Company received $39.3 million from the settlement of the convertible loan in Ampere. For the three months ended December 31, 2025, the Company recognized gains on this convertible loan receivable of $4.9 million. For the three months ended December 31, 2024, the Company did not recognize gains or losses on this convertible loan receivable. For the nine months ended December 31, 2025 and 2024, the Company recognized gains on this convertible loan receivable of $5.3 million and $1.0 million, respectively.
Available-For-Sale Debt Securities
In December 2025, the Company completed a transaction to acquire an equity stake in a private entity by subscribing to its preferred shares and paid total consideration of $13.8 million. The Company recorded this investment as an available-for-sale debt security in other non-current assets on the Condensed Consolidated Balance Sheets since the preferred shares purchased by the Company are redeemable at the option of the Company and are not in the substance of common stock. As of December 31, 2025, the fair value of available-for-sale debt security is $13.8 million.
7 - Derivatives
The Company uses derivative financial instruments, specifically foreign currency forward contracts, to mitigate exposure from certain foreign currency risks arising from operating expenses within research and development and selling, general and administrative expenses that are denominated in foreign currency, predominantly British Pound Sterling (“GBP”). These contracts are designated as cash flow hedges for hedge accounting treatment. Gains or losses on the contracts are recorded in accumulated other comprehensive income (loss) and reclassified to operating expenses when the related operating expenses are recognized in net income (loss) or ineffectiveness should occur.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
As of December 31, 2025, the notional value of outstanding foreign currency forward contracts designated as cash flow hedges was £335.0 million and the fair value was $3.4 million. As of December 31, 2025, the Company did not have any foreign currency forward contracts held without a hedge designation.
As of March 31, 2025, the notional value of outstanding foreign currency forward contracts designated as cash flow hedges was £335.0 million and the fair value was $4.7 million. As of March 31, 2025, the notional value of outstanding foreign currency forward contracts held without a hedge designation was €5.0 million and the fair value was $0.0 million.
The following table presents the notional amounts of the Company’s outstanding derivative instruments:

	As of
(in millions)	December 31, 2025	March 31, 2025
Designated as cash flow hedges
Foreign currency forward contracts	$447	$428
Non-designated hedges
Foreign currency forward contracts	$—	$5
The following table presents the fair value of the Company’s outstanding derivative instruments:

	Derivative Assets		Derivative Liabilities
	As of		As of
(in millions)	December 31, 2025	March 31, 2025	December 31, 2025	March 31, 2025
Designated as cash flow hedges
Foreign currency forward contracts	$4	$7	$1	$2
Cash Flow Hedge Gains (Losses)
The following table presents net gains (losses) on foreign currency forward contracts designated as cash flow hedges:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2025	2024	2025	2024
Condensed Consolidated Statements of Comprehensive Income:
Change in gains (losses) recognized in accumulated other comprehensive income (loss) on cash flow hedge derivatives	$—	$(30)	$19	$(5)
(Gains) losses reclassified from accumulated other comprehensive income (loss) into income	(4)	(3)	(20)	(8)
Income tax benefit (expense) on cash flow hedges	1	8	—	3
Net change in fair value of the effective portion of designated cash flow hedges, net of tax (1)	$(3)	$(25)	$(1)	$(10)
Condensed Consolidated Income Statements, before tax:
Research and development	$3	$2	$13	$5
Selling, general and administrative expenses	$1	$1	$7	$3
(1)    All amounts reported in accumulated other comprehensive income (loss) at the reporting date are expected to be reclassified into earnings within the next 12 months.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
For the three and nine months ended December 31, 2025 and 2024, the Company’s cash flow hedges were highly effective with immaterial amounts of ineffectiveness recorded in the Condensed Consolidated Income Statements for these designated cash flow hedges, and all components of each derivative instrument’s gain or loss were included in the assessment of hedge effectiveness.
The Company classifies foreign currency forward contracts as Level 2 fair value measurements pursuant to the fair value hierarchy. See Note 8 - Fair Value, for further details.
8 - Fair Value
To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its fair value financial instruments into the three levels prescribed under GAAP. An explanation of each level follows the tables and qualitative disclosures below. There were no transfers between fair value measurement levels for any periods presented.
The following table presents the Company’s fair value hierarchy for assets and liabilities measured and recognized at fair value, excluding investments where the NAV practical expedient has been elected, on a recurring basis:

	As of December 31, 2025				As of March 31, 2025
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Money market funds	$2,518	$—	$—	$2,518	$1,914	$—	$—	$1,914
Short-term investments (1)	735	—	—	735	740	—	—	740
Equity investments (2)	70	—	62	132	98	—	200	298
Available-for-sale debt securities	—	—	14	14	—	—	—	—
Convertible loans receivable	—	—	—	—	—	—	34	34
Foreign currency forward contracts	—	4	—	4	—	7	—	7
Total financial assets	$3,323	$4	$76	$3,403	$2,752	$7	$234	$2,993

Financial liabilities
Foreign currency forward contracts	$—	$1	$—	$1	$—	$2	$—	$2
Total financial liabilities	$—	$1	$—	$1	$—	$2	$—	$2
(1)Short-term investments represent term deposits with banks with a maturity between 3 and 12 months.
(2)In accordance with ASC Subtopic 820-10, Fair Value Measurements, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.
The following tables summarize changes in the fair value, along with other activity associated with the Company’s Level 3 financial assets and liabilities. See below for a description of the valuation techniques and inputs used in the fair value measurement of Level 3 investments including equity method investments, convertible loans receivable, and currency exchange contracts.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Equity Method Investments

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2025	2024	2025	2024
Fair value of financial assets at the beginning of the period	$200	$457	$200	$466
Fair value gains (losses) recognized in the Condensed Consolidated Income Statements	5	(4)	5	(13)
Sale of equity investments	(143)	—	(143)	—
Fair value at the end of the period	$62	$453	$62	$453
In December 2025, the Company, as a minority shareholder of Ampere, received $143.4 million in gross proceeds for its equity interest in Ampere. See Note 5 - Equity Investments, for further details.
The Company elected the fair value option in accordance with the guidance in ASC 825, Financial Instruments (“ASC 825”) for its investments in Acetone Limited and Ampere. The Company initially computed the fair value for its investments consistent with the methodology and assumptions that market participants would use in their estimates of fair value with the assistance of a third-party valuation specialist or based on inputs from the investee. The fair value computation is updated on a quarterly basis. The investments are classified within Level 3 in the fair value hierarchy because the Company estimates the fair value of the investments using the (i) the market-calibration approach based on the guideline public company method, (ii) subject to availability of sufficient information, the income approach based on the discounted cash flow method, or (iii) the probability-weighted, expected return (“PWER”) approach.
The market-calibration approach considers valuation multiples that are calibrated to the valuation as of the prior valuation date (i.e., quarterly) based on: (a) changes in the broader market or industry; (b) changes in the guideline public companies; and (c) changes in the company’s operating and financial performance. The fair value computation under this approach includes a key assumption for the range of valuation multiples (i.e., enterprise value or revenue), which requires significant professional judgment by the valuation specialist and is based on observable inputs (e.g., market data) and unobservable inputs (e.g., market participant assumptions).
The PWER approach is based on discrete future exit scenarios to determine the value of various equity securities. Under the PWER approach, the share value today is based on the probability-weighted, present value of expected future distributions, taking into account the rights and preferences of each debt and equity class. The Company considers an initial public offering scenario, a sale scenario, and a scenario assuming continued operation as a private entity for future exit scenarios. The fair value computation under this approach includes key assumptions for time to liquidity outcomes, discount rate, and present value factors.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The following tables provide quantitative information related to certain key assumptions utilized in the valuation of equity method investments accounted for under the fair value option:

As of December 31, 2025
(in millions)	Fair Value	Valuation Technique	Unobservable Inputs	Range of Estimates
Equity Method Investments	$62	Acetone Limited – Market-Calibration or discounted cash flow	LTM Revenue Multiple	1.1x - 1.3x

As of March 31, 2025
(in millions)	Fair Value	Valuation Technique	Unobservable Inputs	Range of Estimates
Equity Method Investments	$200	Acetone Limited – Market-Calibration or discounted cash flow	LTM Revenue Multiple	1.1x - 1.3x
		Ampere – PWER	Probability of exit event	100%
			Time to future exit scenario	0.8 years
Convertible Loans Receivable

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2025	2024	2025	2024
Fair value of financial assets at the beginning of the period	$34	$33	$34	$32
Settlement of convertible note receivable	(39)	—	(39)	—
Fair value gains recognized in the Condensed Consolidated Income Statements	5	—	5	1
Fair value at the end of the period	$—	$33	$—	$33
In December 2021, the Company acquired a $29.0 million convertible promissory note issued by Ampere, which was included in prepaid expenses and other current assets on the Condensed Consolidated Balance Sheets. In December 2025, the Company received $39.3 million from the settlement of the convertible loan in Ampere. As of March 31, 2025, the Company has not converted any of its convertible promissory note into equity and did not recognize any credit losses related to this convertible loan.
The fair value of the Ampere convertible loan, prior to settlement, was based upon significant unobservable inputs, including the use of a probability weighted discounted cash flows model, requiring the Company to develop its own assumptions. Therefore, the Company has categorized this asset as a Level 3 financial asset.
The fair value calculated using significant unobservable inputs did not differ materially from the amortized cost basis prior to settlement in December 2025 and as of March 31, 2025.
Currency Exchange Contracts
For currency exchange contracts, these contracts are valued at the present value of future cash flows based on forward exchange rates at the balance sheet date.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
9 - Shareholders’ Equity
Employee Benefit Trust
In September 2023, the Company established the EBT, constituted by a trust deed entered into by the Company and a professional trustee, with the principal purpose to facilitate the efficient and flexible settlement of share-based compensation arrangements with employees. The Company has the power to appoint and remove the trustee and therefore, consolidates the trust. The EBT may acquire newly issued ordinary shares or American Depository Shares (“ADSs”) of the Company at nominal value or the trustee of the EBT has the power to acquire ordinary shares or ADSs of the Company in the open market, which purchases may be funded by one or more loans from the Company to the EBT or non-repayable gifts made by the Company to the EBT. As of December 31, 2025 and March 31, 2025, the EBT held a nominal number of ADSs, which were purchased from the Company at par value. The market value of ADSs held by the EBT as of December 31, 2025 and March 31, 2025 was $1.9 million and $0.2 million, respectively. The ADSs held by the EBT as of March 31, 2025 were, and the ADSs held by the EBT as of December 31, 2025 are expected to be, transferred out of the EBT in order to settle vesting of share-based compensation for employees. As the EBT is consolidated by the Company, ordinary shares or ADSs held by the EBT are considered authorized and issued but not outstanding for the computation of earnings per share.
10 - Share-based Compensation
RSUs and performance share units (“PSUs”) were granted to employees, certain executive officers, and non-executive directors of the Company and require continuous service through the vesting date.
The Company expenses share-based compensation over the requisite service period of the awards, which is generally equivalent to the vesting term. Compensation cost is recorded only for those awards expected to vest.
The fair value of RSUs is determined on the date of grant for equity-classified awards.
The Company estimates forfeitures based on employee level, economic conditions, time remaining to vest and historical forfeiture experience.
Restricted Share Units – 2022 Arm Limited RSU Award Plan (“2022 RSU Plan”)
The table below identifies the award activity under the 2022 RSU Plan:

(in millions, except per award amount)	Awards (1)	Weighted Average Grant Date Fair Value Per Award (1)
Outstanding as of March 31, 2025	7	$47.34
Vested	(4)	$50.99
Outstanding and expected to vest as of December 31, 2025	3	$52.25
(1)    Awards and weighted average grant date per award exclude shares related to certain executive awards that currently have no grant date as the future performance objectives have not yet been defined and/or communicated to participants of the plan.
As of December 31, 2025, there was $95.5 million of total unrecognized compensation cost related to awards issued under the 2022 RSU Plan, which are expected to be recognized over a weighted-average period of 0.3 years and there were no liability-classified RSUs under the 2022 RSU Plan.
Omnibus Incentive Plan
In August 2023, the Company’s Board of Directors adopted the Arm Holdings plc 2023 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), which became effective in September 2023. The maximum number of ordinary shares that may

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
be issued under the Omnibus Incentive Plan is equal to the sum of (i) 20,500,000 ordinary shares and (ii) an annual increase on April 1 of each year beginning on April 1, 2024 and ending on April 1, 2028, equal to the lesser of (A) 2% of the aggregate number of ordinary shares outstanding on March 31 of the immediately preceding fiscal year and (B) such smaller number of ordinary shares as determined by the Company’s Board of Directors or the Remuneration Committee of the Board of Directors (the “Remuneration Committee”).
In October 2023, the Company started to grant RSUs and PSUs under the Omnibus Incentive Plan to employees, including executives of the Company. The RSUs and PSUs granted neither carry rights to dividends nor voting rights until the shares are issued or transferred to the recipient. The Omnibus Incentive Plan allows for either cash or share settlement of the awards by tranche, if applicable, at the discretion of the Remuneration Committee. At the time of issuance, the Company intended to settle the RSUs and PSUs in shares at the vesting date and such awards are accounted for as equity-classified awards. The RSUs were granted to existing employees and new hires of the Company and its subsidiaries, Arm Technology Israel Ltd. and Arm France SAS, and vest in tranches, require continuous service through the vesting date and are subject to graded vesting over a period of three to four years. RSUs granted to employees and new hires of subsidiaries in Israel and France substantially share the same terms as the existing RSUs under the 2022 RSU Plan with differences limited to the vesting schedules and, in the case of grants to hires of subsidiaries in France, holding period. PSUs were awarded to executives of the Company and include a portion that vests over a three-year continuous service period and another portion that is subject to continuous service and satisfaction of certain Company performance conditions. The time-based portion of the PSUs vest over a three-year period. The PSUs that are subject to continuous service and satisfaction of certain Company performance conditions vest upon the satisfaction of performance metrics as established for each one-year performance period and have the potential to vest between 0% and 200% of the original award amount depending on the achievement of annual performance metrics.
In accordance with the terms of the Omnibus Incentive Plan, on April 1, 2025, the total number of ordinary shares available for issuance under the Omnibus Incentive Plan and the ESPP (as defined below) increased by an aggregate of 8,452,110 ordinary shares, or 0.8% of the aggregate number of ordinary shares outstanding as of March 31, 2025, as determined by the Remuneration Committee.
During the nine months ended December 31, 2025, the Company granted PSUs under the Omnibus Incentive Plan with financial, strategic, and relative total shareholder return (“Relative TSR”) as the performance measures. The portion of PSUs granted with Relative TSR as the performance measures are assessed over a three-year performance period relative to the S&P 500 IT Sector Index and have the potential to vest between 0% and 200% of the original award amount depending on the Relative TSR achievement. To determine the grant date fair value of the market conditions component of the awards with Relative TSR-based performance measures, a Monte Carlo simulation model is used. The Company recognizes compensation cost for the Relative TSR awards over the requisite service period based on the grant date fair value.
The table below identifies all award activity under the Omnibus Incentive Plan:

(in millions, except per award amount)	Awards (1)	Weighted Average Grant Date Fair Value Per Award (1)
Outstanding as of March 31, 2025	11	$118.24
Granted	13	$122.04
Vested	(4)	$117.72
Cancelled and forfeited	(1)	$118.25
Outstanding and expected to vest as of December 31, 2025	19	$121.06
(1)    Awards and weighted average grant date per award exclude shares related to PSUs that currently have no grant date as the future performance objectives have not yet been defined and/or communicated to participants of the plan.
Other than PSUs with Relative TSR-based performance measures, the Company uses the closing ADS price of the Company on the date of grant as the fair value of awards. As of December 31, 2025, there was $1,921.0 million of total unrecognized compensation cost related to awards issued under the Omnibus Incentive Plan, which is expected to be recognized over a weighted-average period of 1.3 years.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Employee Stock Purchase Plan
In August 2024 and September 2024, the Company’s Board of Directors adopted and the Company’s shareholders approved, respectively, the Employee Stock Purchase Plan (“ESPP”). The maximum number of shares that may be granted under the ESPP is equal to the number of shares available for issuance under the Omnibus Incentive Plan, and each share granted under the ESPP reduces the number of shares available for issuance under the Omnibus Incentive Plan and its sub-plans by one share. The ESPP provides for one or more offering periods, and each offering will be for any period of between six and 24 calendar months as determined by the Remuneration Committee. Subject to any limitations contained therein, the ESPP allows eligible employees to purchase the Company’s ordinary shares or ADSs through payroll deductions of up to 10% of eligible compensation, subject to a cap of $25,000 per year (as calculated based on applicable tax rules). Eligible employees may be granted ESPP options to acquire ordinary shares or ADSs at a fixed price, which may be set at a discount of up to 15% of the lesser of (1) the fair market value of the ordinary shares or ADSs on the day before the offering period start date or (2) the fair market value of the ordinary shares or ADSs on the day before the purchase date at the end of the offering period. Employees may withdraw from the ESPP during specified periods and receive a full refund of accumulated payroll contributions. Employees who cease working at the Company during an offering period are treated as withdrawing from the ESPP.
The first purchase period under the ESPP commenced on March 1, 2025 and ended on August 31, 2025. As of December 31, 2025, there was $5.1 million of total unrecognized compensation cost related to the ESPP expected to be recognized over the remaining term of the offering period ending on February 28, 2026. As of December 31, 2025, 0.3 million ordinary shares or ADSs have been purchased under the ESPP.
Share-based Compensation Cost
A summary of share-based compensation cost recognized in the Condensed Consolidated Income Statements is as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2025	2024	2025	2024
Cost of sales	$8	$7	$22	$20
Research and development	204	154	575	437
Selling, general and administrative	73	66	194	170
Pre-tax share-based compensation cost	$285	$227	$791	$627
Less: income tax effect	42	49	136	91
Net share-based compensation cost	$243	$178	$655	$536
No share-based compensation cost was capitalized for the three and nine months ended December 31, 2025 and 2024.
11 - Income Taxes
The Company is subject to income taxes in the U.K. and foreign jurisdictions. The Company bases its interim tax provision on an estimated annual effective tax rate applied to year-to-date results and records discrete items in the period to which they relate. Each quarter, the estimated annual effective tax rate is updated and a year-to-date adjustment to the Company’s tax provision is recorded as necessary. For the three months ended December 31, 2025 and 2024, the Company’s income tax benefit (expense) was $(5.0) million and $(16.0) million, respectively. For the nine months ended December 31, 2025 and 2024, the Company’s income tax benefit (expense) was $(85.0) million and $6.0 million, respectively. The effective tax rate differed from the 25% U.K. statutory rate primarily due to the impacts of gross basis withholding taxes, the U.K. patent box regime, research and development tax credits and tax deductions associated with share-based compensation.
During the three and nine months ended December 31, 2025, there were no material changes to unrecognized tax benefits, and there are no expectations of material changes in the Company’s unrecognized tax benefits within the next twelve months. The Company is subject to reviews by the U.K. tax authorities for the fiscal year ended March 31, 2019 and

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
subsequent years and by the U.S. tax authorities for the calendar year ended December 31, 2003 and most subsequent years.
On July 4, 2025, the U.S. President signed the One Big Beautiful Bill Act (“OBBBA”), which includes several changes to U.S. federal income tax laws. These changes did not have a material impact on the Company’s tax provision for the three and nine months ended December 31, 2025.
12 - Net Income (Loss) Per Share
The following table presents a reconciliation of basic and diluted earnings per share computations for the periods presented:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions, except per share amounts)	2025	2024	2025	2024
Numerator:
Income (loss) attributable to ordinary shareholders — basic and diluted
Net income (loss)	$223	$252	$591	$582
Denominator:
Weighted average ordinary shares used to calculate income (loss) per share — basic	1,062	1,052	1,060	1,049
Equity-classified share-based awards	7	12	8	13
Weighted average ordinary shares used to calculate income (loss) per share — diluted	1,069	1,064	1,068	1,062
Income (loss) per share attributable to ordinary shareholders — basic
Net income (loss) per ordinary share - basic	$0.21	$0.24	$0.56	$0.56
Income (loss) per share attributable to ordinary shareholders — diluted
Net income (loss) per ordinary share - diluted	$0.21	$0.24	$0.55	$0.55
Securities excluded from diluted net income (loss) per ordinary share because their effect would have been anti-dilutive:
Restricted share units	1	1	1	1
Total	1	1	1	1

13 - Commitments and Contingencies
Litigation
From time to time, the Company is party to litigation and other legal proceedings in the ordinary course of business. Because the results of any litigation or other legal proceedings are uncertain, the Company’s financial position, results of operations or cash flows could be materially affected by an unfavorable resolution of one or more of these proceedings, claims, or demands. However, management does not currently believe the ultimate resolution of any pending legal matters is reasonably possible to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company accrues for loss contingencies when it is both probable that it will incur the loss and when the Company can reasonably estimate the amount of the loss or range of loss.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
No material amounts related to litigation settlements were recognized in the three and nine months ended December 31, 2025 and 2024.
Arduino Guarantee
As of March 31, 2025, the Company was guarantor for a $5.4 million credit facility available to Arduino, previously a related party. The guarantee was terminated in November 2025, and the Company was released from all obligations. As of December 31, 2025, the Company had no remaining obligations under the guarantee, and no claims were made prior to termination.
14 - Related Party Transactions
Arm China and Acetone Limited
Following the restructuring of its direct investment in Arm Technology (China) Co. Limited (“Arm China”) in the fiscal year ended March 31, 2022, the Company has a 10% non-voting ownership interest in Acetone Limited, whose primary asset is a 48.2% interest in Arm China. The Company has no direct material transactions with Acetone Limited.
For the three months ended December 31, 2025 and 2024, the Company recognized revenue under the terms of the intellectual property license agreement (“IPLA”) with Arm China of $136.8 million and $232.9 million, respectively, and recognized expenses under a service share arrangement with Arm China of $14.5 million and $13.9 million, respectively. For the nine months ended December 31, 2025 and 2024, the Company recognized revenue under the terms of the IPLA with Arm China of $580.9 million and $503.2 million, respectively, and recognized expenses under a service share arrangement with Arm China of $43.0 million and $45.3 million, respectively. The Company leases certain assets to Arm China. For the three months ended December 31, 2025 and 2024, the Company recognized rental income from the assets leased to Arm China of $0.2 million and $0.2 million, respectively. For the nine months ended December 31, 2025 and 2024, the Company recognized rental income from the assets leased to Arm China of $0.7 million and $0.9 million, respectively.
As of December 31, 2025, the Company had a net receivable of $248.1 million ($258.1 million receivable less $10.0 million payable) from Arm China. As of March 31, 2025, the Company had a net receivable of $284.6 million ($294.5 million receivable less $9.9 million payable) from Arm China. As of December 31, 2025 and March 31, 2025, the Company had contract liabilities of $85.7 million and $104.2 million, respectively, relating to Arm China.
For the three months ended December 31, 2025 and 2024, the Company did not recognize any expected credit losses against earnings relating to Arm China. For the nine months ended December 31, 2025, the Company did not recognize any expected credit losses against earnings relating to Arm China. For the nine months ended December 31, 2024, the Company recognized $16.0 million for expected credit losses against earnings relating to Arm China. As of December 31, 2025 and March 31, 2025, the Company’s allowance for current expected credit losses related to Arm China was $16.0 million, which is reflected in accounts receivable, net on the Condensed Consolidated Balance Sheets.
See Note 5 - Equity Investments, for further details of the impact of Acetone Limited on the Company’s results.
Other Entities Related by Virtue of Common Control by SoftBank Group
During the fiscal year ended March 31, 2025 and the nine months ended December 31, 2025, the Company entered into related party transactions with an affiliate of SoftBank Group relating to licensing and service arrangements under the consulting agreement with SoftBank Group (the “Consulting Agreement”). Pursuant to statements of work entered into under the Consulting Agreement during the fiscal year ended March 31, 2025, as amended during the six months ended September 30, 2025, the Company may earn fees for services provided. For the three months ended December 31, 2025 and 2024, revenue from the licensing and servicing arrangements was $200.2 million and $51.1 million, respectively. For the nine months ended December 31, 2025 and 2024, revenue from the licensing and servicing arrangements was $504.2 million and $94.3 million, respectively. As of December 31, 2025, the Company had contract assets of $498.7 million and did not have any accounts receivable or contract liabilities from the affiliate of SoftBank Group. As of

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
March 31, 2025, the Company had contract assets of $145.5 million and did not have any accounts receivable or contract liabilities from the affiliate of SoftBank Group.
In November 2025, SoftBank Group acquired all of the outstanding equity interests of Ampere, in which the Company previously had an equity investment and over which the Company had significant influence. The Company continues to have revenue transactions with Ampere. For the three months ended December 31, 2025 and 2024, the Company recognized revenue of $1.3 million and $1.0 million, respectively, from Ampere. For the nine months ended December 31, 2025 and 2024, the Company recognized revenue of $2.7 million and $3.0 million, respectively, from Ampere. As of December 31, 2025, the Company had accounts receivable of $6.3 million, contract assets of $0.5 million, and contract liabilities of $5.2 million related to contracts with Ampere. As of March 31, 2025, the Company had accounts receivable of $0.7 million, contract assets of $6.3 million, and contract liabilities of $0.7 million related to contracts with Ampere. See Note 5 - Equity Investments, for further details on Ampere.
Other Equity Investments
The Company has investments in limited partnerships or certain limited liability companies that maintain a specific ownership account for each investor, for which the Company has more than virtually no influence (i.e., at least 3% to 5% ownership).
For the three months ended December 31, 2025 and 2024, the Company recognized aggregate distributions, including liquidation proceeds, dividends and returns of capital from certain equity investments of $54.8 million and $5.6 million, respectively. For the nine months ended December 31, 2025 and 2024, the Company recognized aggregate distributions, including liquidation proceeds, dividends and returns of capital from certain equity investments of $59.2 million and $6.9 million, respectively. See Note 5 - Equity Investments, for further details.
Linaro Limited
Linaro Limited (“Linaro”) is a not-for-profit entity in which the Company was a member with significant influence. The Company resigned as a member of Linaro and no longer has significant influence in Linaro effective December 1, 2025. Therefore, Linaro is no longer considered a related party. Linaro continues to be a service partner to the Company. For the three months ended December 31, 2025 and 2024, prior to resignation, the Company incurred subscription and other costs of $1.6 million and $2.4 million, respectively, from Linaro. For the nine months ended December 31, 2025 and 2024, prior to resignation, the Company incurred subscription and other costs of $6.1 million and $7.8 million, respectively, from Linaro. As of March 31, 2025, the Company had $0.7 million recorded in other current liabilities on the Condensed Consolidated Balance Sheets related to Linaro.
In February 2023, the Company entered into an agreement with Linaro to sell certain net assets of the Company that meets the definition of a business in exchange for cash consideration of $4.0 million to be paid in equal annual installments over five years. As of December 31, 2025, the total unpaid purchase consideration remains in prepaid expenses and other current assets and other non-current assets on the Condensed Consolidated Balance Sheets; however, Linaro is no longer considered a related party. As of March 31, 2025, the total unpaid purchase consideration was $2.4 million, which was recorded in prepaid expenses and other current assets and other non-current assets on the Condensed Consolidated Balance Sheets.
Loans to Related Parties
As of March 31, 2025, the Company had a loan receivable of $16.6 million from Arduino, previously a related party. In October 2025, the Company received $16.9 million for the full repayment of the loan receivable from Arduino in connection with Arduino’s acquisition by a third party. Therefore, as of December 31, 2025, the Company did not have a loan receivable with Arduino. During the nine months ended December 31, 2025, the Company recognized a reversal for the current expected credit loss reserve with respect to its loan receivable from Arduino by $16.8 million in selling, general, and administrative expenses in the Condensed Consolidated Income Statements. As of December 31, 2025 and March 31, 2025, the Company had a loan receivable of $3.2 million with Cerfe Labs, Inc, a related party. The loan receivable with Cerfe Labs was fully reserved for under current expected credit loss reserve for the periods presented. See Note 6 - Financial Instruments, for further information regarding these loans.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
In December 2025, the Company received $39.3 million from the settlement of the convertible loan in Ampere. As of March 31, 2025, the outstanding balance of the convertible promissory note issued by Ampere, a related party, was $33.8 million. See Note 5 - Equity Investments, for further details on Ampere.
Tax Sharing Agreement with SoftBank Group
In April 2025, the Company entered into a Tax Sharing Agreement with SoftBank Group (the “Tax Sharing Agreement”). The Tax Sharing Agreement provides for the reimbursement to the Company for any SoftBank Group costs the Company incurs under the U.K. legislation implementing the OECD framework for Pillar Two minimum taxes. The Tax Sharing Agreement did not have a material impact on the Company’s financial statements for the three and nine months ended December 31, 2025.
15 - Segment Information
The Company operates as a single operating segment. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer, who reviews financial information presented on a consolidated basis. The CODM regularly reviews income and expense items at the consolidated company (reporting segment) level and uses both operating income and net income to evaluate income generated to conclude whether and how to reinvest profits into the entity’s operations, shareholder return, acquisitions or otherwise. Both operating income and net income are also used to monitor budget versus actual results, forecasted information and in competitive analysis. The CODM does not review segment asset information to evaluate performance or allocate resources.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The following table presents selected financial information with respect to the Company's single operating segment for the three and nine months ended December 31, 2025 and 2024:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2025	2024	2025	2024
License and Other Revenue	$505	$403	$1,488	$1,205
Royalty Revenue	737	580	1,942	1,561
	1,242	983	3,430	2,766
Less Operating Costs and Expenses:
Staff costs: Salaries, bonuses and benefits	(424)	(331)	(1,222)	(962)
Staff costs: Share-based compensation cost (equity settled)	(285)	(227)	(791)	(627)
Staff costs: Employer taxes related to share-based compensation	(30)	(38)	(128)	(171)
Non-staff costs:
Project materials costs, third-party fees paid to consultants, information technology, research and development expenses (excluding employee-related expense), accounting and legal professional services fees, advertising expenses, and other corporate-related expenses	(250)	(164)	(645)	(457)
Amortization	(25)	(21)	(73)	(65)
Depreciation	(38)	(26)	(106)	(68)
Other non-staff costs	(5)	(1)	(3)	5
Operating income (loss)	185	175	462	421
Operating margin	15%	18%	13%	15%
Income (loss) from equity investments, net	6	39	(6)	53
Interest income, net	29	28	83	89
Other non-operating income (loss), net	8	26	137	13
Income (loss) from continuing operations before income taxes	228	268	676	576
Income tax benefit (expense)	(5)	(16)	(85)	6
Net income (loss)	$223	$252	$591	$582

Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated financial statements and related notes included in this Quarterly Report on Form 6-K (this “Quarterly Report”) and in conjunction with our audited consolidated financial statements and related notes for the fiscal year ended March 31, 2025, which are included in our Annual Report on Form 20-F, filed with the SEC on May 28, 2025 (the “Annual Report”). Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in the “Item 3. Key Information—D. Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections in our Annual Report. Our actual results could differ materially from the results described in or implied by these forward-looking statements.
Overview
Arm architects, develops, and licenses our high-performance and energy-efficient Arm compute platforms. Our CPU products address diverse requirements for performance, power and size. Our complementary products include graphics processing units (“GPU”) and neural processing unit (“NPU”) accelerators, interconnect, and others. Many of the world’s leading semiconductor companies and original equipment manufacturers rely on Arm to develop their products. Chip designers utilizing the Arm compute platform can add desired functionality, such as GPUs, NPUs, Wi-Fi connectivity, image processing, and video processing to create a system on chip to meet the needs of any end market. We also support ecosystems of third-party tool vendors for embedded software and the internet of things (“IoT”). We are also committed to contributing to open-source software and tools to ensure our offerings are optimized for the latest technologies. Arm powers everything from the tiniest of sensors to the most powerful supercomputers. The Arm compute platform is the most pervasive architecture in the world and supports a global community of more than 22 million developers. Our platform runs the vast majority of the world’s software, including the operating systems and applications for smartphones, tablets and PCs, data centers and networking equipment, and vehicles, as well as the embedded operating systems in devices such as smart cameras, thermostats, drones and industrial robotics. Our platform is highly leveraged to the growth in artificial intelligence (“AI”) workloads. Arm CPUs run AI workloads in billions of devices from the edge to the cloud, including smartphones, cameras, digital TVs, cars and cloud data centers. The CPU is vital in all AI systems, whether it is handling the AI workload entirely or in combination with a co-processor, such as a GPU or a NPU, which specializes in the acceleration of machine learning algorithms. In the emerging area of large language models, generative AI and autonomous driving, there will be a heightened emphasis on the power-efficient acceleration of these algorithms. In the latest Arm architecture, CPUs, and GPUs, we have added new functionality and instructions to accelerate future AI algorithms and workloads.
Our Business Model
We have a flexible business model for licensing products to customers, and we are continuously assessing our ability to provide greater flexibility to our customers and maximize the number of design wins for our products. Our customers license our products for a fee, which gives them access to our products and enables them to develop Arm-based processors. Once a processor has been designed and manufactured with our products, we receive a per-unit royalty on substantially all Arm-based chips shipped by our customers. Our business model enables the widest range of customers to access Arm products through an agreement best suited to their particular business needs. Our licensing and royalty business model includes:
•Arm Total Access Agreements: Under an Arm Total Access agreement, we license a portfolio of CPU designs and related technologies to a customer in return for an annual fee determined at execution of the agreement. We retain the right, from time to time, to add or remove specific products from the package. The agreement is for a fixed term and may limit the number of concurrent chip designs that may use products from the package.
•Arm Flexible Access Agreements: Under an Arm Flexible Access agreement, we license a portfolio of CPU designs and related technologies to a customer in return for an annual fee determined at execution of the agreement. Unlike an Arm Total Access license, the package of products licensed pursuant to an Arm Flexible Access agreement will not contain our latest products. Although customers are free to experiment with products contained in the Arm Flexible Access package, they must pay a single use license fee for specific products if they include Arm products in a final chip design “tape out,” when the final result of a semiconductor chip design is sent for manufacturing. As with an Arm Total Access agreement, we retain the right, from time to time, to add or remove specific products from the package.
•Technology Licensing Agreements (TLA): Under a TLA, we license a single CPU design or other technology design to a customer in return for a fixed license fee. The license may be limited by term (i.e., the number of years during which the licensee is entitled to incorporate our products in new chip designs, but licensees typically have the right to manufacture designs perpetually) and/or by number of uses (i.e., the number of concurrent chip designs that may use our products).
•Architecture License Agreements (ALA): Under an ALA, the licensee is allowed to develop their own highly customized CPU designs that is compliant with the Arm instruction set architecture (“ISA”) for a fixed architecture license fee. As the creation of an optimized CPU is very costly and time consuming, architecture licensees will often also license Arm CPU designs to use either as a complementary processor alongside the licensee’s Arm-compliant CPU design, or in other chips where the licensee’s own design is unsuitable.
•Royalty Fees: We generate the majority of our revenue from customers who enter into license agreements, pursuant to which we receive royalty fees based on average selling price of the customer’s Arm-based chip or a fixed fee per chip. Royalty revenue is impacted primarily by the adoption of our products by the licensee as well as other factors, such as product lifecycles, customer’s business performance, market trends and global supply constraints.
Key Factors and Trends Affecting Our Operating Results
We believe that the growth of our business and our future success are dependent upon many factors, including those described in the section titled “Item 3. Key Information—D. Risk Factors” and elsewhere in the Annual Report as well as the factors described below. While each of these factors presents significant opportunities for us, these factors also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.
Global Demand for Semiconductor Products and Cyclical Nature of the Semiconductor Industry
Semiconductor chips are essential components in consumer, enterprise, and automotive electronics. Strong demand for electronics has resulted in sustained and increasing long-term demand for semiconductor chips, a significant percentage of which contain our products. Our license and royalty revenue is, in part, affected by market conditions in the semiconductor industry, which is cyclical by nature and impacted by broad economic factors, such as worldwide gross domestic product and consumer and enterprise spending. While the semiconductor industry has experienced significant, prolonged, and sometimes sudden downturns in the past, we expect there to be continued and increasing demand for semiconductors over the long term as macro trends drive device manufacturers to produce more powerful and energy-efficient devices.
Because our royalty revenue is dependent on the number of Arm-powered chips shipped by our customers, dislocations created by cyclical, economic factors generally affect demand for our customers’ chips and, consequently, may result in variability in our operating performance. Royalties are recognized on an accrual basis in the quarter in which the customer ships products incorporating our products. A material portion of the accrual is estimated using trend analysis of market and sales data as well as customer-specific financial information with a true-up in the following quarter based on actual sales data once received. Accordingly, differences between our estimated market trends and our customers’ forecasts of their chip shipments can lead to variability in our royalty revenue.
Impact of the Current Macroeconomic Environment and Geopolitical Events
Uncertainty in the macroeconomic and geopolitical environment could significantly affect demand for our products, our results of operations and operating performance. The range of events and trends that can impact our business and results of operations includes inflation and interest rates, supply chain disruptions, geopolitical pressures, the unknown impact of current and future trade regulations, such as new export controls and tariffs, and geopolitical turmoil, such as any changes in PRC-Taiwan relations, the war in Ukraine, and fluctuation in foreign exchange rates. For example, the war in Ukraine could lead to further market disruptions and exacerbate current supply chain constraints, including with respect to certain materials and metals that are essential in semiconductor manufacturing. The continuing evolution of global trade policies, and uncertainty in trade relations between the U.S. and the PRC and other major U.S. trade partners, has caused, and could continue to cause, market disruptions and supply chain constraints. Given the concentration of semiconductor manufacturing in East Asia (particularly in Taiwan), any potential escalation in geopolitical tensions in Asia, particularly with respect to Taiwan, could significantly disrupt existing semiconductor chip manufacturing and increase the prospect of increased interruption to the semiconductor chip supply across the world. The conflicts in the Middle East have caused no major interruption to our operations to date.
Ability to Provide Our Customers with More Value Per Chip
Complex chips and chiplets are more difficult to develop and take longer to design, which increases the cost of the chip and the risk of delayed or missed timelines. We believe our ability to continue to develop more advanced products and offer increasingly comprehensive product packages, including providing more complete subsystems, such as Arm's CSS solutions which are pre-integrated and pre-verified configurations of Arm technology, will encourage greater use of our products by existing and prospective customers. For example, many licensees have historically combined multiple different Arm CPUs in a single chip, Arm CPUs with other Arm IP such as Arm GPUs, or deploy Arm CPU implementations with more than 100 cores. Increasing cost and time-to-market pressures mean some customers may be better served by the integration of our IP into a subsystem. For chips where our products have provided more value, we will typically receive a higher royalty rate per chip. Accordingly, we believe that our investments in higher performance, higher efficiency, and more specialized designs will drive greater demand for our products and higher value for our customers, which is expected to result in higher royalty fees. Our future performance is dependent on our continued ability to provide value to customers, and our ability to drive additional value through technological innovation.
Our Market Share Across End Markets
Arm CPUs are the world’s most widely licensed and deployed processors. Our products are used in almost all smartphones, the majority of tablets and digital TVs, and a significant proportion of all chips with embedded processors, including for both consumer and enterprise applications. As new high-growth markets for electronics emerge, our customers require our more advanced processor designs. For example, AI demand is driving strong momentum for the Arm ecosystem. AI growth requires significantly more compute across all of our end markets from smartphones with better chat features, to automobiles with better driving and parking assist, to IoT microprocessors with embedded NPUs. Our operating and financial performance is dependent, in large part, upon maintaining our market share in the smartphone and consumer electronics markets and maintaining or growing market share in our other target markets.
Increasing Design Wins with Flexible Licensing Models
We have in the past and intend to continue to make significant investments in research and development to ensure that we can develop products suitable for new opportunities with existing and prospective customers. A key measure of our success is our customer design wins. Because we are often embedded within our customers’ research and development functions, we typically have significant, unique visibility into our customers’ product development pipelines, which we believe positions us to capture design wins to a greater extent than our competitors. A “design win” occurs when a customer decides to include an Arm CPU product or related technology within one of their chip designs. For customers who already license our products, a new design win does not necessarily require a customer to sign a new license. By licensing a portfolio of Arm products to our customers (rather than licensing a single CPU design or other technology design), we have made it easier and more compelling for customers to access and utilize more Arm products, further broadening our potential customer base and end-market penetration. Our licensing options provide greater flexibility to our customers and maximize our opportunities to secure more design wins for our products, which results in greater opportunities to increase our recurring royalty revenue.
Performance of Arm China
We utilize our commercial relationship with Arm China to access the PRC market, and a significant portion of our total revenue is generated from Arm China, a related party. Arm China has the right to sublicense our processor technology pursuant to the IPLA. Our responsibility under the IPLA is to facilitate delivery of our processor technology to Arm China’s end customers in accordance with detailed instructions and other specifications from Arm China. Our revenue is calculated as a percentage of license and royalty fees earned by Arm China from sub-license arrangements entered into with its end customers. Where our revenue is earned as a percentage of the license fee received by Arm China, we categorize such revenue as our license revenue. Our share of Arm China’s royalties is categorized as royalty revenue in our financial statements. Despite our reliance on Arm China through our commercial relationship with it, both as a source of revenue and a conduit to the important PRC market, Arm China operates independently of us. Under the IPLA, Arm China’s payments due to us are determined based on the financial information that Arm China provides to us. Accordingly, we are dependent on Arm China providing us with reliable and timely financial information. Additionally, political actions, including trade and national security policies of the U.S. and PRC governments, such as tariffs, placing companies on restricted lists, or new end-use controls, have in the past, currently do and could in the future limit or prevent us, directly or through our commercial relationship with Arm China, from transacting business with certain PRC customers or suppliers, limit, prevent or discourage certain PRC customers or suppliers from transacting business with us or Arm China, or make it more expensive to do so, which could adversely affect demand for our products. Total revenue derived from Arm China decreased during the three months ended December 31, 2025 as compared to the three months ended December 31, 2024 and increased during the nine months ended December 31, 2025 as compared to nine months ended December 31, 2024. License revenue from Arm China decreased during the three months ended December 31, 2025 as compared to the three months ended December 31, 2024 and increased during the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024 due to normal fluctuation in timing and size of multiple high-value license agreements and contributions from backlog into the current period from arrangements entered in prior periods. Royalty revenue increased during the three months ended December 31, 2025 as compared to the three months ended December 31, 2024 and increased during the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024 driven primarily by an improved mix of products with higher royalty rates per chip.
Developments in Export Control Regulations
The Bureau of Industry and Security of the U.S. Department of Commerce (“BIS”), significantly extended the reach of U.S. export controls on the semiconductor industry, in particular advanced computing chips and services, in a series of rules and guidance published over the past year.
The collective impact of the rules, described below, have in the past and may in the future reduce our ability to license our products directly to entities and end users in affected countries and could potentially harm our commercial relationships by limiting the ability of certain of our customers and partners to manufacture, ship, or receive chips and end products incorporating certain of our products.
In January 2026, BIS published a new rule revising the U.S. export license review policy for certain Advanced Compute and AI chips to China from “presumption of denial” to “case by case” review. The new rule also requires exporters to certify sufficient U.S. supply of the same or better product, that production will not divert global foundry capacity for similar or more advanced products for U.S. end users, sufficient security and Know Your Customer procedures, and independent, third-party testing in the United States to verify performance specifications.
Following the BIS rule described above, the U.S. Government announced new tariffs imposing a 25% levy on U.S. imports of the same semiconductors and systems from any country, with broad exemptions for items destined for U.S. data centers or other qualifying uses. Simultaneously, the U.S. Government indicated that a Phase 2 is expected, with additional semiconductor tariffs to be imposed. Semiconductors continue to play a prominent role in U.S. bilateral trade negotiations.
In September 2025, BIS published an interim final rule referred to as the “Affiliates Rule” to expand the export-related restrictions on explicitly named entities on the Entity List to any foreign entity owned 50% or more by an entity (or entities) on the Entity List or Military End User (“MEU”) List, or by certain Specially Designated Nationals (“SDNs”) on the SDN list published by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), whether directly or indirectly, individually or in the aggregate. The Affiliates Rule took effect on September 29, 2025. However, on November 1, 2025, following the latest round of U.S.-China trade negotiations, the White House issued a Fact Sheet announcing that implementation of the Affiliates Rule will be suspended for one year starting on November 10, 2025.
In January 2025, BIS published the “Implementation of Additional Due Diligence Measures for Advanced Computing Integrated Circuits” interim final rule with a compliance date of January 31, 2025. This rule limits PRC entities seeking to manufacture or obtain advanced node chips from outside of the PRC, as well as designates approved entities outside of the PRC - chip designers, foundries, and Outsourced Semiconductor Assembly and Test (“OSAT”) vendors - as another mechanism to mitigate risk of diversion.
The “Framework for Artificial Intelligence Diffusion” interim final rule (“AI Diffusion Rule”) was also introduced in January 2025 to impose a worldwide export license requirement on advanced computing products and a quota-like system for deploying such products across three tiers of countries. While the AI Diffusion Rule had a compliance date of May 15,

2025, BIS announced intent to rescind it on May 13, 2025. At the same time, BIS published new guidance on protecting supply chains against diversion of advanced computing chips and services and the risks associated with using PRC-made advanced computing chips.
Also in May 2025, BIS directed major EDA software vendors in the U.S. to suspend delivery and support of all EDA software to customers in China. In early July 2025, following trade negotiations, the U.S. lifted the suspension allowing EDA vendors to resume delivery and support to customers in China.
BIS rules published in September and December 2024 imposed additional U.S. export restrictions on advanced computing technologies and semiconductor manufacturing capability to the PRC and certain other countries suspected of supplying the PRC with such technologies and capabilities. These rules, which continue the focus on protecting U.S. national security and preventing diversion of products subject to U.S. export controls in the same manner as BIS rules published in October 2022 and October 2023: (i) established new restrictions on exporting, re-exporting, or transferring Gate all-around Field-Effect Transistor (“GAAFET”) and High Bandwidth Memory (“HBM”) technologies to the PRC and other countries suspected of supplying the PRC with such technologies; (ii) significantly expanded restrictions on advanced semiconductor manufacturing equipment; (iii) added new entities to BIS’s Entity List; and (iv) clarified controls on software and software licenses.
While we expect BIS to continue its steady pace of issuing new rules to restrict the most advanced semiconductors to China, risks related to additional (and potentially broader) restrictions remain susceptible to the course and outcomes of U.S.-China bilateral relations and trade negotiations.
Investment in Technology and Product Development
We continue to evaluate opportunities, potential investments and technical partnerships to develop new technologies and advanced products, including in the AI arena, and thereby expand beyond individual design IP elements to providing a more complete system and custom chips for specific applications, including, without limitation, RTL-based CSSs, GDSII-based CSSs, chiplets or complete SoC solutions. To remain competitive, we must continue to develop new applications and enhancements to our existing products and services, particularly as next generation technology is adopted by market participants. We intend to continue allocating resources to, and exploring, new markets and/or different products and solutions for existing and prospective customers in various end markets. Further, we have been, and may in the future be, engaged to advise on or design chips for certain existing customers and other third parties. Allocating and maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the evolving demands of the market is essential to our continued success.
We expect to continue investing greater financial and other resources in furtherance of those efforts, exploring investment and/or acquisition opportunities, and engaging with one or more partners to provide technical, financial and/or other support.
Recent Events and Transactions
Litigation with Qualcomm and Nuvia
On August 31, 2022, we sued Qualcomm Inc. and Qualcomm Technologies, Inc. (together, “Qualcomm”) and Nuvia, Inc. (“Nuvia”) in the U.S. District Court for the District of Delaware alleging that, inter alia, Qualcomm and Nuvia breached the termination provisions of Nuvia’s Architecture License Agreement (the “Nuvia ALA”) with us by failing to destroy technology Nuvia developed under the Nuvia ALA, which we terminated in March 2022 based on Nuvia’s failure to obtain our consent to the assignment of the Nuvia ALA to Qualcomm. Our complaint sought, among other things, specific performance of the Nuvia ALA termination provisions to require Qualcomm and Nuvia to stop using and to destroy the relevant Nuvia technology, and to stop their improper use of our trademarks with their related products. The claims were tried to a jury in December 2024. The jury failed to reach a complete verdict on the three issues presented to it. The jury concluded that certain technology was licensed to Qualcomm under the Qualcomm license and that Qualcomm had not breached the Nuvia ALA but failed to reach a verdict on whether Nuvia breached the Nuvia ALA. Both parties have filed post-trial motions seeking judgment as a matter of law and/or a new trial on the issues that were tried. On September 30, 2025, Qualcomm was granted judgment as a matter of law in its favor with respect to whether Nuvia breached the Nuvia ALA. We have filed a notice of appeal with the Federal Court of Appeals for the Third Circuit, which is currently pending.

On April 18, 2024, Qualcomm brought a new action in Delaware against Arm Holdings plc asserting claims that were rejected for inclusion in the original action. In this new action, Qualcomm asserted that we failed to satisfy certain delivery obligations under Qualcomm’s Architecture License Agreement with us (the “Qualcomm ALA”). On December 16, 2024, Qualcomm amended its complaint to add allegations relating to an Arm notice of breach of the Qualcomm ALA and related tort and anti-competition claims. In 2025, Qualcomm amended its complaint again to add claims relating to an alleged breach of Qualcomm’s Technology Licensing Agreement with us. We disagree with the assertions made by Qualcomm (as referred to above) and intend to vigorously defend against them. The case is expected to go to trial in the fourth calendar quarter of 2026. On January 8, 2026, Qualcomm brought a suit against Arm Limited, our wholly-owned subsidiary through which we have historically conducted our business, seeking to make the April 2024 lawsuit’s allegations against Arm Limited. Qualcomm seeks to consolidate the two lawsuits.
Definitive Agreement with Cadence Design Systems, Inc. (“Cadence”)
On August 26, 2025, the Company completed the sale of its Artisan foundation IP business, consisting of standard cell libraries, memory compilers, and general-purpose I/Os to Cadence Design Systems, Inc. (“Cadence”) pursuant to the terms of the definitive agreement entered into in April 2025. For the nine months ended December 31, 2025, the Company recognized pre-tax gain on business divestiture of $131.0 million in other non-operating income (loss), net in the Condensed Consolidated Income Statements. This transaction did not meet the criteria for presentation as discontinued operations as it does not represent a strategic shift that has a major effect on the Company's operations or financial results. In connection with the sale, the Company entered into a transition services agreement pursuant to which the Company and Cadence are providing certain transition support services to each other for a period of up to eighteen months following completion of the sale. The estimated amounts of the transition services are not expected to be material.
Definitive Agreement with DreamBig Semiconductor, Inc.
In October 2025, the Company entered into a definitive agreement to acquire all of the outstanding equity interests of DreamBig Semiconductor, Inc. (“DreamBig”) for approximately $265.0 million in cash, subject to purchase price adjustments. The addition of DreamBig’s advanced networking capabilities, technology, and engineering expertise is expected to enhance the Company’s portfolio and help it deliver more complete solutions. The transaction is expected to close by the end of the first quarter of the fiscal year ending March 31, 2027, subject to customary closing conditions, including the receipt of regulatory approvals.
Components of Results of Operations
Total Revenue
Most of our licenses have two components: license fees and support and maintenance fees (recognized as license and other revenue) and per-chip royalties (recognized as royalty revenue). However, some licenses can have multiple payment milestones that are date-based or event-based (e.g., six months after the effective date of the contract or upon tape-out of the first chip design).
We disaggregate revenue into the following categories for major product offerings:
License and Other Revenue
License and other revenue include revenue from licensing, software development tools, design services, training, support, and all other fees that do not constitute royalty revenue. The products licensed by us consist of design information and related documentation to enable a customer to design and manufacture semiconductor chips and related technology. Over the term of a license, contractual payments can generally range from hundreds of thousands of dollars to hundreds of millions of dollars, depending on the type of license, its duration, and the type of product that is being licensed. A license may be perpetual, use-limited or time-limited in its application. Delivery (i.e., providing the customer access to the licensed products) generally occurs within a short period after executing a license agreement. In some cases, we may license products that are still under development, in which case delivery can be many months, or even years, after executing a license agreement. We generate a significant proportion of our Licensing and other revenue from a relatively small number of customers.

License fees are invoiced pursuant to an agreed schedule. Typically, the first invoice is generated upon signing of the license agreement, and licensing and other revenue is recognized upon delivery of the products. In addition to the license fees, our license agreements generally provide for customer support services, which consist of telephonic or e-mail support. Fees for customer support services are generally specified in the contract. Typically, no upgrades to the licensed products are provided, except those updates and upgrades provided on a when-and-if-available basis. Revenue from customer service support is recorded within other revenue.
Arm Flexible Access agreements provide our customers with access to a wide range of processor, graphics, and systems products, especially older and less performant products. Arm Flexible Access agreements have two components: an annual low-cost portfolio license fee payable in installments and a license fee once they have reached “tape-out,” which occurs when the final result of our customer’s semiconductor chip design incorporating our products is sent for manufacturing, at which point they decide which of our products they wish to deploy in their chip. We believe that Arm Flexible Access agreements are most suitable for smaller companies, including start-ups and business units of larger companies, that want to experiment with different configurations of our products before committing to a chip design.
Arm Total Access agreements also provide our customers with access to a package of our products, including processor, graphics, and systems products. Arm Total Access customers have the option to license our most advanced processors as part of the package. Arm Total Access customers pay a periodic portfolio license fee to maintain access to our products. There are no additional fees payable by our customers under our Arm Total Access agreements upon tape-out because manufacturing design rights are included within the portfolio license fee and are reflected in the license pricing. We believe that Arm Total Access agreements are most suitable for larger, established, semiconductor companies who expect to deploy our products in a wide range of their products.
We provide software development tools and a range of services to companies developing chips based on our products. These tools and services include, among others: (i) software development tools for engineers to write and debug software on Arm processors, (ii) design license and development services to customize technology IP tailored towards customers’ specific needs, (iii) training on our products and how to write software to utilize their functionality and capability, and (iv) support and maintenance, for which we generally require an annual fee for a minimum of one year.
Royalty Revenue
Royalties are generally either set as a percentage of the licensee’s average selling price per chip or as a fixed amount per chip. The royalty rates per chip typically reduce over time as the total volume of chips incorporating our products shipped increases; notwithstanding such reductions in royalty rates and fees per chip, license agreements with component manufacturing customers typically include a minimum royalty percentage or fee per chip. Royalty payment schedules in individual license agreements vary depending on the nature of the license and the degree of market acceptance of our products on the date the license agreement is executed. In addition, the amount of royalty payments in respect of our products can increase as the customer integrates more of our products into the chip. See “—Key Factors and Trends Affecting Our Operating Results—Ability to Provide Our Customers with More Value Per Chip” above for examples of how customers may incorporate multiple products in a single chip. License contracts require the licensee to issue royalty reports, including details of chip sales, to us on a quarterly basis.
Royalty revenue is recognized on an accrual basis in the quarter in which the customers ship chips containing our products, using estimates from sales trends and judgment for several key attributes, including industry estimates of expected shipments, the mix of products sold, the percentage of markets using our products, and average selling price. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual, including royalty audit resolutions.
Revenue from External Customers and Related Parties
We also separately present revenue derived from contracts with our external customers and those derived from related parties. Revenue from related parties is derived from Arm China, customers in which we have an equity method investment, and other entities related to us by virtue of common control by SoftBank Group.

Cost of Sales
Cost of sales (“COS”) is comprised primarily of the costs of providing technical support and training to our customers. Occasionally, some engineering costs may be classified as COS if one of our IP products is being customized as part of professional and design services that are directly attributable to revenue generation from customers. COS expenses consist primarily of employee-related expenses, project costs associated with professional services and the provision of support and maintenance to customers, along with expenses related to license development services revenue, amortization of developed technology, and allocated overhead. Employee-related expenses include salaries, bonuses, share-based compensation and associated benefits.
Research and Development
Research and development is at the heart of our business and critical to our future success. Accordingly, we have always invested, and intend to continue to invest, significant resources in our research and development program, including allocating resources to develop new products, such as more complete compute subsystems (such as Arm CSS), chiplets or complete SoC solutions. In order to develop new products, we have recruited and hired engineers and other employees, and may in the future need to recruit and hire engineers or other employees or acquire companies, that possess the requisite expertise. To the extent that we do not have the technical expertise, financial resources or other capabilities for a particular research and development project with respect to new products or solutions, we have partnered, and may in the future partner, with third parties. Our vision to invest and develop new products is driven by our desire to maintain or increase our market share and create value for our customers. By developing and licensing innovative products, we allow our customers to focus their resources on competitive differentiation, unique to their own ability to differentiate.
We have substantially increased our research and development investment to focus on long-term returns and to replicate the strong position that we maintain in smartphones and in other markets, such as automotive, networking equipment, cloud compute and industrial IoT. Each generation of processor is typically more advanced and more complex than the previous generation, which requires increased development efforts that may be partially offset by improvements in productivity. Consequently, each year we increase our research and development investment in line with the increased development needs of the next generation of products. Engineers are in high demand and well-remunerated, and accordingly our increased research and development activity will continue to result in an increase in costs, principally driven by salaries for such technical employees and the costs of tools they need.
Research and development expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, and benefits associated with employees in research and development functions, along with project materials costs, third-party fees paid to consultants, depreciation and amortization, allocated overhead, information technology and other development expenses. We receive government grants to compensate for certain research activities and we recognize the benefit as a reduction of the related expenses included in research and development expenses.
Selling, General and Administrative
Our engineering teams are well supported by vital selling, general and administrative functions. Selling, general and administrative expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, and benefits associated with employees in sales and marketing, along with corporate and administrative functions, including accounting and legal professional services fees, depreciation and amortization, advertising expenses, allocated overhead, information technology and other corporate-related expenses.
Disposal, Restructuring and Other Operating Expenses, Net
In October 2025, we commenced a restructuring plan to align our engineering workforce with strategic business activities. The expenses associated with this plan are included within disposal, restructuring and other operating expenses, net in the consolidated income statements and consist of employee termination benefits and other related costs.
Restructuring and other operating expenses consist primarily of employee termination benefits. Recognition of costs for employee termination benefits depends on whether employees are required to render service beyond a minimum retention period in order to receive the termination benefits. If employees are required to render service beyond a minimum retention period in order to receive the termination benefits, costs are recognized ratably over the applicable future service period. Otherwise, costs are recognized when we have committed to a restructuring plan and has communicated those actions to employees. Employee termination benefits covered by existing benefit arrangements are recognized when we have committed to a restructuring plan and the termination benefits are probable and estimable.
Income (Loss) from Equity Investments, Net
Income (loss) from equity investments, net includes changes in the fair value of certain equity method investments for which we elect to apply fair value accounting or at the NAV, our proportionate share of equity method investee income or loss for certain equity method investments, and gains and losses on other marketable and non-marketable securities. Our proportionate share of income or loss from equity method investments accounted for under the equity method is recognized in the subsequent quarter of which such income or loss is recognized by our investee.
Interest Income, Net
Interest income consists primarily of interest received on cash and cash equivalents, short-term investments that we hold with various financial institutions, and loans receivable. Interest expense consists primarily of interest on finance leases.
Other Non-Operating Income (Loss), Net
Other non-operating income (loss), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations, including gains or losses arising from changes in the fair value of derivative financial instruments, gains or losses on realized and unrealized foreign currency exchange including foreign exchange contracts, changes in the fair value of convertible loans receivable and gains or losses on business divestitures.
Income Tax Benefit (Expense)
We account for income taxes using the asset and liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Income tax expense reflects income earned and taxed in jurisdictions in which we conduct business. The U.K. and U.S. are our most significant jurisdictions.

Results of Operations
The following table sets forth the components of operations from our unaudited Condensed Consolidated Income Statements and such data as a percentage of total revenue on an absolute basis, for the periods indicated:

	Three Months Ended December 31,				Nine Months Ended December 31,
(in millions, except percentages)	2025	% of revenue	2024	% of revenue	2025	% of revenue	2024	% of revenue
Revenue:
Revenue from external customers	$904	73%	$698	71%	$2,342	68%	$2,165	78%
Revenue from related parties	338	27%	285	29%	1,088	32%	601	22%
Total revenue	1,242	100%	983	100%	3,430	100%	2,766	100%
Cost of sales	(30)	2%	(28)	3%	(89)	3%	(93)	3%
Gross profit (loss)	1,212	98%	955	97%	3,341	97%	2,673	97%
Operating expenses:
Research and development	(737)	59%	(533)	54%	(2,078)	61%	(1,525)	55%
Selling, general and administrative	(284)	23%	(247)	25%	(795)	23%	(727)	26%
Disposal, restructuring and other operating expenses, net	(6)	0%	—	0%	(6)	0%	—	0%
Total operating expense	(1,027)	83%	(780)	79%	(2,879)	84%	(2,252)	81%
Operating income (loss)	185	15%	175	18%	462	13%	421	15%
Income (loss) from equity investments, net	6	—%	39	4%	(6)	—%	53	2%
Interest income, net	29	2%	28	3%	83	2%	89	3%
Other non-operating income (loss), net	8	1%	26	3%	137	4%	13	—%
Income (loss) before income taxes	228	18%	268	27%	676	20%	576	21%
Income tax benefit (expense)	(5)	—%	(16)	2%	(85)	2%	6	—%
Net income (loss)	$223	18%	$252	26%	$591	17%	$582	21%
Percentages are calculated from the amounts presented and may not add to their respective totals due to rounding.

Total revenue

	Three Months Ended December 31,
	External Customers			Related Parties			Total
(in millions, except percentages)	2025	2024	% Change	2025	2024	% Change	2025	2024	% Change
License and Other Revenue	$288	$223	29%	$217	$180	21%	$505	$403	25%
Royalty Revenue	616	475	30%	121	105	15%	737	580	27%
	$904	$698	30%	$338	$285	19%	$1,242	$983	26%

	Nine Months Ended December 31,
	External Customers			Related Parties			Total
(in millions, except percentages)	2025	2024	% Change	2025	2024	% Change	2025	2024	% Change
License and Other Revenue	$765	$904	(15)%	$723	$301	140%	$1,488	$1,205	23%
Royalty Revenue	1,577	1,261	25%	365	300	22%	1,942	1,561	24%
	$2,342	$2,165	8%	$1,088	$601	81%	$3,430	$2,766	24%
Total revenue increased $259 million, or 26%, to $1,242 million during the three months ended December 31, 2025, from total revenue of $983 million during the three months ended December 31, 2024, and increased $664 million, or 24%, to $3,430 million during the nine months ended December 31, 2025, from total revenue of $2,766 million during the nine months ended December 31, 2024.
License and other revenue increased $102 million, or 25%, during the three months ended December 31, 2025 as compared to the three months ended December 31, 2024, and increased $283 million, or 23%, during the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024. License revenue increased in both periods due to normal fluctuation in timing and size of multiple high-value license agreements and contributions from backlog into the current period from arrangements entered in prior periods.
Royalty revenue increased $157 million, or 27%, during the three months ended December 31, 2025 as compared to the three months ended December 31, 2024, and increased $381 million, or 24%, during the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024. The increases in royalty revenue in both periods were driven by an improved mix of products with higher royalty rates per chip, such as Armv9 technology.
Revenue from external customers increased $206 million, or 30%, during the three months ended December 31, 2025 as compared to the three months ended December 31, 2024, and increased $177 million, or 8%, during the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024. Revenue from related parties increased $53 million, or 19%, during the three months ended December 31, 2025 as compared to the three months ended December 31, 2024, and increased $487 million, or 81%, during the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024. The drivers for the changes in revenue from external customers and related parties for both periods were generally consistent with the trends for changes in license and other revenue and royalty revenue described above.
During the three months ended December 31, 2025 and 2024, revenue from sales to customers outside of the U.S. accounted for approximately 66% and approximately 69% of total revenue, respectively. During the nine months ended December 31, 2025 and 2024, revenue from sales to customers outside of the U.S. accounted for approximately 65% and approximately 58% of total revenue, respectively. Less than 2% of our total revenue is denominated in currencies other than U.S. dollars, and the impact of changes in foreign exchange rates on our revenue for the three and nine months ended December 31, 2025 and 2024 was immaterial.

Cost of sales

	Three Months Ended December 31,			Nine Months Ended December 31,
(in millions, except percentages)	2025	2024	% Change	2025	2024	% Change
Cost of sales	$(30)	$(28)	7%	$(89)	$(93)	(4)%
Cost of sales increased by $2 million, or 7%, during the three months ended December 31, 2025 as compared to the three months ended December 31, 2024, primarily due to increases in salaries and related expenses and share-based compensation costs, partially offset by decreases in activities associated with professional and design services. Cost of sales decreased by $4 million, or 4%, during the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024, primarily due to decreases in activities associated with professional and design services, partially offset by increases in salaries and related expenses and share-based compensation costs.
Research and development

	Three Months Ended December 31,			Nine Months Ended December 31,
(in millions, except percentages)	2025	2024	% Change	2025	2024	% Change
Research and development	$(737)	$(533)	38%	$(2,078)	$(1,525)	36%
Research and development expenses increased by $204 million, or 38%, during the three months ended December 31, 2025 as compared to the three months ended December 31, 2024, and increased by $553 million, or 36%, during the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024, primarily due to increases in research and development expenses related to investments in next generation products. The increase was due to salaries and related expenses as a result of headcount growth from hiring, share-based compensation costs, engineering expenses, including cloud services and IT expenses, which was partially offset by an increase in research and development tax credits.
Selling, general and administrative

	Three Months Ended December 31,			Nine Months Ended December 31,
(in millions, except percentages)	2025	2024	% Change	2025	2024	% Change
Selling, general and administrative	$(284)	$(247)	15%	$(795)	$(727)	9%
Selling, general and administrative expenses increased by $37 million, or 15%, during the three months ended December 31, 2025 as compared to the three months ended December 31, 2024, and increased by $68 million, or 9%, during the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024, primarily due to increases in salaries and related expenses as a result of headcount growth, share-based compensation costs, software expenses, allocated facility overheads and cloud services, partially offset by decreases in provisions for current expected credit losses on loan receivable and accounts receivable and relatively less costs associated with disposal activities recognized in the current year.
Disposal, restructuring and other operating expenses, net

	Three Months Ended December 31,			Nine Months Ended December 31,
(in millions, except percentages)	2025	2024	% Change [1]	2025	2024	% Change [1]
Disposal, restructuring and other operating expenses, net	$(6)	$—	nm	$(6)	$—	nm
(1)    Percentage changes +/- 1000% are considered not meaningful and are presented as "nm."
Disposal, restructuring and other operating expenses, net for the three and nine months ended December 31, 2025 were $6 million, primarily due to costs associated with a restructuring plan to align our engineering workforce with strategic business activities.

Income (loss) from equity investments, net

	Three Months Ended December 31,			Nine Months Ended December 31,
(in millions, except percentages)	2025	2024	% Change	2025	2024	% Change
Income (loss) from equity investments, net	$6	$39	(85)%	$(6)	$53	(111)%
Income (loss) from equity investments, net decreased by $33 million, or 85%, during the three months ended December 31, 2025 as compared to the three months ended December 31, 2024, and decreased by $59 million, or 111%, during the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024, primarily due to unrealized losses related to equity investments in publicly listed companies, realized and unrealized gains and losses related to equity method investments accounted for at fair value and non-marketable securities.
Interest income, net

	Three Months Ended December 31,			Nine Months Ended December 31,
(in millions, except percentages)	2025	2024	% Change	2025	2024	% Change
Interest income, net	$29	$28	4%	$83	$89	(7)%
Interest income, net increased by $1 million, or 4%, for the three months ended December 31, 2025 as compared to the three months ended December 31, 2024, primarily due to higher average cash balances, and offset by lower interest rate yields recognized on cash and short-term investments. Interest income, net decreased by $6 million, or 7%, for the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024, primarily due to lower interest rate yields recognized on cash and short-term investments, offset by higher average cash balances.
Other non-operating income (loss), net

	Three Months Ended December 31,			Nine Months Ended December 31,
(in millions, except percentages)	2025	2024	% Change	2025	2024	% Change
Other non-operating income (loss), net	$8	$26	(69)%	$137	$13	954%
Other non-operating income (loss), net decreased by $18 million, or 69%, for the three months ended December 31, 2025 as compared to the three months ended December 31, 2024, primarily due to realized and unrealized foreign exchange rate movement. Other non-operating income (loss), net increased by $124 million for the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024, primarily due to the gain on the sale of the Artisan foundation IP business and realized and unrealized foreign exchange gains.
Income tax benefit (expense)

	Three Months Ended December 31,			Nine Months Ended December 31,
(in millions, except percentages)	2025	2024	% Change	2025	2024	% Change [1]
Income tax benefit (expense)	$(5)	$(16)	(69)%	$(85)	$6	nm
(1)    Percentage changes +/- 1000% are considered not meaningful and are presented as "nm."
Income tax benefit (expense) decreased by $11 million, or 69%, for the three months ended December 31, 2025 as compared to the three months ended December 31, 2024, and increased by $91 million for the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024, primarily because of changes in our projected annual tax expense, changes in the percentage of annual income earned during the quarter, differences in the tax deductions for share-based compensation and the favorable settlement of a tax audit in 2024.

Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund our cash obligations as they become due, including requirements of our business operations, working capital requirements, capital expenditures, contractual obligations, acquisitions and investments, and other commitments. We have historically funded, and intend to continue to fund, our operations primarily through cash generated from our business operations, partially supported by government research grants and tax credits. As of December 31, 2025, we had cash and cash equivalents of $2,807 million and short-term investments of $735 million. For the nine months ended December 31, 2025 and 2024, the government research grant and tax credits benefits recognized were $126 million and $106 million, respectively.
We believe that our cash and cash equivalents and short-term investments will be adequate to meet our liquidity requirements for at least the next 12 months and in the longer term. We continuously evaluate our liquidity and capital resources to ensure we can finance future capital requirements. Our future capital requirements will depend on several factors, including our revenue growth, the timing and extent of spending on research and development efforts and other growth initiatives, the timing of new products and services introductions, market acceptance of our products, and overall economic conditions. We could be required, or could elect, to seek additional funding through debt or equity financing; however, additional funds may not be available on terms acceptable to us, if at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, financial condition and prospects.
The following table summarizes our cash flows for the periods indicated.

	Nine Months Ended December 31,
(in millions)	2025	2024
Net cash provided by (used for) operating activities	$1,264	$139
Net cash provided by (used for) investing activities	$(124)	$153
Net cash provided by (used for) financing activities	$(443)	$(175)
Effect of foreign exchange rate changes on cash and cash equivalents	$25	$(4)
Net increase (decrease) in cash and cash equivalents	$722	$113
Cash and cash equivalents at the beginning of the period	$2,085	$1,923
Cash and cash equivalents at the end of the period	$2,807	$2,036
Net Cash Provided by (Used for) Operating Activities
Net cash provided by operating activities increased by $1,125 million to $1,264 million for the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024, primarily due to certain non-cash items such as higher share-based compensation costs, loss from equity investments due to fair value movements and changes in assets and liabilities, partially offset by the gain on the sale of the Artisan foundation IP business. Changes in working capital were primarily driven by a $332 million decrease in other liabilities for relatively less cash used for employment taxes payable on vested shares, a $282 million favorable cash flow movement related to accounts receivables due to revenue growth and the timing of payments from customers, a $196 million decrease in cash used for accrued compensation and benefits due to the replacement of cash bonuses with equity compensation, a $129 million increase in contract liabilities due to an increase in billings in advance of revenue recognition, a $69 million favorable movement in contract assets due to the timing of revenue recognition, and a decrease of $42 million in cash used for tax liabilities.
Net Cash Provided by (Used for) Investing Activities
Net cash used for investing activities increased by $277 million to $124 million for the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024, primarily due to a $375 million increase in purchases of short term investments and a $326 million increase in purchases of property and equipment, partially offset by $194 million in proceeds from sale or liquidation of equity investments, $127 million in proceeds from the sale of the Artisan foundation IP business, $56 million in proceeds from settlement of loans, including convertible loans, and a $43 million decrease in purchases of equity investments.

Net Cash Provided by (Used for) Financing Activities
Net cash used for financing activities increased by $268 million to $443 million for the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024, primarily due to a $294 million increase in payments of withholding taxes on vested share-based awards resulting from the shift to a full withhold-to-cover method in satisfaction of tax obligations, partially offset by $35 million in proceeds from the first purchase period of the Employee Stock Purchase Plan.

Critical Accounting Estimates
Our condensed consolidated financial statements are prepared in accordance with GAAP. The preparation of these condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. By their nature, estimates are subject to an inherent degree of uncertainty. Although we believe that the estimates and the assumptions supporting our assessments are reasonable, actual results could differ materially (either positively or negatively, as applicable) from our estimates, which could have a material effect on our condensed consolidated financial statements.
We believe that our most significant accounting policies include revenue recognition, valuation of equity investments measured at fair value, share-based compensation, impairment of goodwill, and income taxes. These policies and the estimates and judgments involved are discussed further in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in our Annual Report. We have other significant accounting policies that either do not generally require estimates and judgments that are as difficult or subjective, or it is less likely that such accounting policies would have a material impact on our reported results of operations for a given period.
Except for the accounting policies and estimates outlined under Note 1 - Description of Business and Summary of Significant Accounting Policies in the Notes to the Condensed Consolidated Financial Statements included in this Quarterly Report, there have been no material changes during the nine months ended December 31, 2025 to the items that we disclosed as our significant accounting policies and estimates in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in our Annual Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC

Date: February 4, 2026	By:	/s/ Laura Bartels
	Name:	Laura Bartels
	Title:	Chief Accounting Officer (Principal Accounting Officer)